

S.E.C.
MAY 2 2003
1086
AR/S
P.E 12-31-02
1-11667 PR



ARMOR HOLDINGS ANNUAL REPORT





2002 ANNUAL REPORT



TABLE OF CONTENTS



Letter To Shareholders	2
Financial Highlights	6
Armor Holdings Products Division	8
Armor Holdings Mobile Security Division	14
Manufacturing Locations	18
Financial Table Of Contents	F1
Financials	F2-F47
Corporate Directory Investor Relations Information	Inside Back Cover





LETTER TO OUR SHAREHOLDERS



Dear Shareholders: 2002 was a challenging year for Armor Holdings. We entered 2002 with high expectations based on the prospect of a renewed and strengthened federal government commitment to the "War on Terrorism" and the proposed Homeland Security initiatives that were part of it. Yet the debate in Washington consumed most of 2002 without resolution, which in turn clearly impacted our business.

Our primary strength lies in our ability to manufacture and distribute security products and vehicle armoring systems. These products are used by military, law enforcement, security and correction personnel throughout the world, as well as governmental agencies, multinational corporations and non-governmental organizations. We have significant global reach operating 17 manufacturing facilities in nine countries.

In order to focus on our strengths, and to simplify our manufacturing-centered business model away from ancillary services business, we made the decision during the second quarter of 2002 to sell our security services business. Consequently, the Services Division was recorded as a discontinued operation. We recently announced the sale of our integrated systems business for approximately $4.1 million, which closed in April of this year. The remaining business is comprised of the original Defense Systems Limited (UK) business, which was re-branded as ArmorGroup, expanded and diversified under our ownership. ArmorGroup Services continues to be a business held for sale and we expect the divestiture to be completed in the near future.

On the positive side, Armor achieved an important milestone in 2002, growing revenue 55% over 2001 and exceeding revenue of $300 million for the first time in our history. While much of that growth can be attributed to our entry into the mobile security market through our August 2001 acquisition of O'Gara Hess and Eisenhardt, we also achieved organic revenue growth of 13% for the year. Furthermore, net income from our continuing operations before integration



and other non-recurring charges grew faster than revenues, rising 65% to $26.8 million versus the prior year, demonstrating the operating leverage inherent in our business model along with a focus on controlling costs through the integration of acquisitions.

On the down side, we were disappointed by weaker gross margins in both our Products and Mobile Security Divisions. In the Products Division, raw materials interruptions and the integration of our body armor manufacturing facilities to our Ontario, California plant led to product supply constraints resulting in short-term increases in manufacturing costs. We believe these one-time events are behind us as the body armor integration process is complete and supply issues have since been resolved. In spite of these challenges, the Products Division was still able to achieve 20% revenue growth, of which 14% was organic. In the Mobile Security Division, a higher proportion of less profitable vehicles in the product mix, including cash-in-transit trucks, negatively impacted gross margins. At the same time, increased demand for up-armored HMMWV's, largely as a result of their use in the conflicts in Afghanistan and Iraq, has lead to higher output rates, lowered inventories and increased operating efficiencies. Our Mobile Security Division achieved 17.7% organic revenue growth over 2001, when measuring a full year of operations against the prior period.



PROTECH™
LEVEL IIIA BALLISTIC SHIELD
INDIANAPOLIS, INDIANA

During a high-risk entry into a residence, the Indianapolis Police Department Special Weapons and Tactics (SWAT) team survived shots from a suspect's 12-gauge shotgun at 15 feet. The team was able to return fire and later arrest the suspect.

While continued economic weakness has led to state budget deficits that may affect our core domestic law enforcement business, we are laying the groundwork for the future by extending our strategic focus both domestically and internationally. We have added key industry veterans to enhance opportunities in the national security and defense markets, both domestically and internationally, and in the law enforcement market internationally. Early successes in the Products Division include sales in Jordan, Kuwait, the Netherlands and Spain and to the United Nations.

For Mobile Security, we are seeing an increase in international sales, largely as a result of our successful September 2002 acquisition of Trasco Bremen. We also received several large orders from the U.S. military for up-armored HMMWV's and HIMARS, helping to build our





backlog. Lastly, we continue to see significant interest in our Mobile Security capability from the international defense market. We believe these growth initiatives will begin to display positive results as early as this year.

Importantly, our balance sheet is strong and we ended the year with $12.9 million of net cash in our continuing operations and an undrawn $120 million credit facility led by Bank of America.

The Board of Directors is committed to increasing shareholder value, and in March 2002, our Board approved a stock repurchase program authorizing the repurchase of up to a maximum of 3.2 million shares of our common stock. In February 2003, the authorization was increased by an additional 4.4 million shares. Through March 31, 2003 we have repurchased 3.8 million shares of common stock at an average price of $12.49 per share, leaving us with Board authorization to repurchase up to an additional 3.8 million shares of our stock in the future. Together, this represents over 22% of the shares that were outstanding prior the beginning of the stock repurchase program.

The decision to exit the security services business has made the company stronger by allowing us to focus on our core competencies, the manufacturing and distribution of leading security products serving the law enforcement and military markets. During 2002 and into early 2003, we have continued to streamline manufacturing, pursue greater operating efficiencies and right-size the corporate overhead structure. We believe these changes will help drive improvements to our bottom line.



Our plan for 2003 is to improve our overall operational performance through increased revenues and vigilant expense control. Overall, our managers are focused on meeting prescribed returns on invested capital and free cash flow objectives.

With regard to acquisitions, we continue to believe that select transactions are a key facet to our growth strategy. Our primary focus at this time is to execute the divestiture of the ArmorGroup Services division. Once complete, we intend to pursue only accretive acquisitions of product manufacturers that meet our strict operational,financial and size criteria.

The substance of this annual report will depart slightly from annual reports of the past. Rather than focusing on financial details that can also be found in our SEC filings, we believe it is important to remind our shareholders in basic ways how our business works, the products we make, and what we do in our mission to protect people and save lives. As such, this annual report will explain our businesses in much greater detail than in the past, talk about our products, and show tangible examples of how Armor helps individuals along with our law-enforcement and military personnel do their jobs, protect themselves, and protect the people in their care.

In closing, while 2002 marked a year of proud achievements, we were largely displeased with our overall financial performance. With key initiatives in place in order to achieve greater growth and profitability in 2003 and beyond, we believe shareholder confidence will be restored. Your management remains disciplined in its effort to create shareholder value, is proud to be in the business of saving lives, and is committed to achieving significant success in the years ahead.

Sincerely,



Warren B. Kanders

Chairman and
Chief Executive Officer



Robert R. Schiller

Chief Operating Officer and
Chief Financial Officer



HMMWV

U.S. MILITARY VEHICLE
OPERATING IN A HOSTILE LOCATION.

The up-armored HMMWV is deployed in various hostile environments. We are gratified that in several incidents of mine strikes and enemy attack, as recently as January 2003, the up-armored HMMWV has protected our service members, saving lives and preventing serious injury.

FINANCIAL HIGHLIGHTS

FINANCIALS



INCOME STATEMENT DATA*	1998	1999	2000	2001	2002
Total Revenues[1]	$ 45,644	$ 96,706	$ 139,904	$ 197,100	$ 305,117
Operating Income	$ 6,326	$ 15,126	$ 19,869	$ 26,673	$ 38,365
Income From Continuing Operations	$ 4,718	$ 11,217	$ 10,847	$ 14,684	$ 21,337
Net Income[2]	$ 8,596	$ 13,196	$ 17,048	$ 10,128	$ (17,689)
Basic Income From Continuing Operations Per Common Share	$ 0.29	$ 0.53	$ 0.48	$ 0.61	$ 0.70
Diluted Income From Continuing Operations Per Common Share	$ 0.27	$ 0.52	$ 0.46	$ 0.59	$ 0.69
Basic Earnings Per Share	$ 0.53	$ 0.63	$ 0.75	$ 0.42	$ (0.58)
Diluted Earnings Per Share	$ 0.50	$ 0.61	$ 0.73	$ 0.41	$ (0.57)

BALANCE SHEET DATA*	1998	1999	2000	2001	2002
Cash & Cash Equivalent	$ 6,789	$ 13,246	$ 7,257	$ 53,719	$ 16,551
Total Assets	$ 94,353	$ 178,922	$ 225,957	$ 388,057	$ 360,836
Working Capital	$ 24,366	$ 53,993	$ 67,937	$ 142,723	$ 100,591
Long-Term Obligations	$ 344	$ 2,453	$ 38,288	$ 4,640	$ 5,240
Stockholders' Equity	$ 75,102	$ 157,883	$ 166,771	$ 326,019	$ 288,077
Book Value Per Share**	$ 4.33	$ 7.28	$ 7.14	$ 13.16	$ 9.31
Weighted Average Number of Shares Outstanding	17,354	21,702	23,356	24,768	30,957

Note 1 — Revenue for all periods presented represents revenue from continuing operations only while net income includes income and losses from discontinued operations.

Note 2 — 2001 and 2002 net income includes pre-tax restructuring charge of $10.3 million and impairment charge of $30.3 million respectively in discontinued operations.

** In thousands, except per share data.* *** Based upon diluted weighted average number of shares outstanding.*




REVENUES FROM
CONTINUING OPERATIONS
$45,644
$96,706
$139,904
$197,100
$305,117
1998 — 02


INCOME FROM
CONTINUING OPERATIONS
$4,718
$11,217
$10,847
$14,684
$21,337
1998 — 02


TOTAL ASSETS
$94,353
$178,922
$225,957
$388,057
$360,836
1998 — 02



PRODUCTS THAT MAKE THE WORLD A SAFER PLACE.

From the police officer on an American street to the Special Forces team operating in hostile overseas locations, our products are in use 24 hours a day, 7 days a week.

The Armor Holdings Products Division began as American Body Armor in 1996 producing body armor to protect law-enforcement and military personnel around the world. Since that time, through new product development and the acquisition of businesses in complimentary areas, the Products Division has grown to $180 Million in revenues in 2002 and a diverse offering of products focused on law-enforcement and military personnel needs.

PRODUCTS DIVISION

Our division is driven by the purpose to protect and save lives. In pursuit of that mission, we manufacture groups of products that are used in multiple facets of law-enforcement and military activities, including Body Armor, Tactical Products, Structural Armor, Duty Gear, Less Lethal Products, Batons, Warning and Emergency Light Systems, Accessories, and other Safety Products. We employ 1200 in nine manufacturing facilities located in the United States, Canada, the United Kingdom and Mexico who are dedicated to our mission each and every day.

Body Armor. Body armor manufactured by Armor Holdings has been protecting law-enforcement and military personnel around the world for years. Our brands of armor are American Body Armor®, PROTECH™, and Safariland® and we manufacture a full line of body armor that includes concealable (worn under the uniforms) and tactical (worn over the uniform) armor.

Within our concealable line, we manufacture premier products including the Xtreme® series from American Body Armor® and Zero-G® from Safariland®. Both products offer outstanding ballistic protection and comfort, yet each brand of armor is unique and designed to meet the differing demands of police officers and military and federal government customers based on the need for increased mobility or body coverage. By providing this segmented product line, Armor captures a larger share of the concealable body armor market. We also offer a complete line of products geared toward the tactical body armor market with high threat protection and customized features offered under the PROTECH™ brand, high-speed entry vests under the American Body Armor® brand, and other market-leading vests under the Safariland® brand.

Our body armor is manufactured in four facilities encompassing 262,925 square feet in Jacksonville, FL, Ontario, CA, Manchester, England and Tijuana, México, each of which operates under the strict quality assurance and production integrity standards of ISO 9001 and 9002.

Other Tactical Products. PROTECH™ offers a premier tactical product line that includes specialized tactical armor, ballistic and all riot shields, helmets and other accessories, which are customizable and continually improved to meet the needs of our customers.

PROTECH™ ballistic shields have been manufactured for almost 30 years, utilizing state-of-the-art ballistic technology to maximize tactical capabilities, convenience and comfort. All shields are manufactured from high-performance polyethylene and meet exacting quality standards.

We strive to improve our product line each and every year. For example, in 2002 we introduced our new 7.62 Assault shields that offer NIJ Level III Rifle/Special Threats protection for high-risk entry teams. Also, in

PROTECH™ customizes specialty vehicles to meet international needs. Pictured here is a Riot Control Vehicle known as the MANTA.

2002 PROTECH™ introduced the new Delta LT line of lightweight helmets, which provides protection and comfort for tactical, patrol, vehicular and general duty uses, and at two pounds is the lightest Level III helmet available on the market today.

Structural Armor Systems. Armor manufactures Structural Armor Systems under the PROTECH™ brand. These are ballistic resistant structures that provide protection for all types of facilities or locations requiring perimeter security. This includes Ballistic Resistant Enclosures (BRE), made to standard or custom sizes, which offer optimal protection while providing a comfortable climate controlled atmosphere, and Armored Firing Positions (AFP), which are available for perimeter security. Only superior pre-qualified materials are utilized in the manufacturing process with quality control performed using our own in-house ballistic testing range as well as top independent laboratories.

A recently introduced example of this product type is bullet-resistant aircraft cockpit door armor. Following the terrorist attacks of September 11, 2001, PROTECH™ partnered with C&D Aerospace of California to produce the first armored cockpit door to receive official certification by the U.S. Federal Aviation Administration (FAA). The door panels are manufactured from an ultra-high molecular weight polyethylene material noted for its superior structural, ballistic and weight characteristics - 15 times stronger than steel on a pound-for-pound basis. Since the July 3, 2002 certification, PROTECH™ and C&D have obtained contracts with virtually all of the world's major airlines to supply cockpit doors for more than 5,000 large commercial and smaller commuter aircraft.



SAFARILAND® HYPERLITE BODY ARMOR
MEMPHIS, TENNESSEE

We are proud that our armor played a role in saving a Memphis officer's life in June of last year when an officer was fired upon three times by a .25 caliber round. Had the officer not been wearing his body armor, the consequences could have been fatal.

PROTECH™ operates facilities in Pittsfield, MA with 45,700 square feet of manufacturing space. The company is now ISO 9001:2000 certified and has received recognition from OSHA for its comprehensive employee health and safety program.

Duty Gear. Safariland® Duty Gear manufactures and distributes holsters, belts, magazine and handcuff cases for the law enforcement, military and sporting goods markets worldwide. With an industry reputation for innovation, brands such as Raptor™ holsters, the Levitation™ Tube Belt, and NYLOK® PRO have earned their reputation of improved safety and performance in every aspect.

Perhaps most renowned are the Safariland® holsters which are designed for specific firearms to improve retention and performance. Statistics show that approximately 20% of all officers shot each year are shot by their own guns. To combat this serious threat, Safariland® developed retention-rated duty holsters and a rating system that was the first of its kind and is still unmatched by our competitors. These holsters safely lock into position upon re-holstering. This unique system of weapon retention offers law enforcement and military officers greater safety, and since launching this style of retention holster, we have continually expanded upon that successful design to create many of the world's best holsters.

Manufacturing of Safariland® Duty Gear products occupies approximately half of our 117,400 square foot plant in Southern California which has achieved ISO 9001/9002 accreditation for manufacturing and quality assurance.

Less Lethal Products. In 2001, Armor combined the strengths of two previously acquired companies in a rebranding effort to create Defense Technology/Federal Laboratories™ (DT/FL), becoming the number one provider of the most comprehensive and effective range of less-lethal solutions in the world. These products, categorized as Duty Aerosol, First Response, Crowd Management and Tactical Deployment "Solutions", assist law enforcement and military personnel in handling situations without the use of deadly force.

Pepper sprays and tear gases are packaged in hand-held or launchable grenades that are either pyrotechnic or non-pyrotechnic. DT/FL manufactures a wide-range of specialty impact single or multiple projectile munitions that can be used against either individual targets or in crowd-management situations. All can be launched from 37mm gas guns, 40mm and 37/40mm launchers and multi-launchers and are for use by trained law enforcement personnel.

DT/FL manufactures and distributes some the best less-lethal munitions in the industry including First Defense® and Guardian® pepper sprays, MACE® aerosols for law enforcement, specialty rounds such as the 40mm eXact impact™, chemical munitions such as the Han-Ball and Triple-Chaser and the Stinger™ rubber ball grenade.

The company also distributes the MSA Advantage® and Millennium™ masks for protection against chemical and biological attacks. A new product introduced recently is the Level C First Responder kit. This kit includes either the Advantage® 1000 or Millennium™ full-face, air-purifying respirator with RCA/CBA canister, Tyvek® F Coveralls with attached hood, HAZMAT booties, butyl gloves, duct tape and a duffel bag for convenient storage.

The company currently occupies four locations in Casper, WY consisting of 67 acres and eight buildings with a combined square footage of 78,859.



Warning and Emergency Lighting Systems. In September 2002, Armor Holdings entered the emergency lighting products segment through the acquisition of 911EP®, a leading manufacturer of lighting products using LED technology for the law enforcement, military and public and private security markets.

With a well-established record of product innovation, 911EP® invented vehicle-mounted warning light systems that utilize LED technology. Our patent-protected products consume 70 percent less energy than the traditional strobe or halogen systems through the use of the vehicle's existing 12-volt system – no additional power supply is needed. In addition, lighting solutions created by 911EP® are extremely durable, bright and cool running with an illumination lifetime measured in years, not months. Light patterns are easily created only once and then shared with entire fleets through our single-issue computer-controlled programming capabilities. Ease of programming is a competitive advantage of our line.

Most recognizable to the consumer, our Millennium Light Bar® is a roof-mounted LED-powered, solid-state light bar that is low profile, very efficient, and features a complete 360-degree lighting system. The unique end cap design holds up to two MR-8 lamps that serve as Takedown/Utility and Alley lights, providing officers in high-risk situations with additional safety.

Mounted either on the roof or on other parts of the vehicle are Traffic Director® series and Warning Light-sticks, which are engineered to deliver higher visibility through monochromatic, focused, cohesive LED light. Each offers a total of fifteen patterns, and the Traffic



Layers of bullet-resistant material are used in body armor. Shown here is an employee cutting fabric "lay-up" for concealable armor.



PROTECH™ creates Bullet Resistant Enclosures for facilities that require high-level perimeter security.



Every piece of body armor is individually sewn.
Above: the sewing operation at American Body Armor®.



Shields are finished in the assembly area of PROTECH™.

Director also offers arrow patterns in addition to three warning patterns. A complete range of sizes is available for full-size, compact and mid-size vehicles.

We manufacture 911EP® products from our 12,000 square foot manufacturing plant in St. Cloud, Minnesota.

Batons. MONADNOCK™ has been a leading manufacturer of batons for law enforcement, military and federal agencies since 1958, building a solid reputation of providing the highest level of quality batons, customer support and proper baton training equipment. MONADNOCK™ uses a variety of materials including polycarbonate, alloy steel, nickel, aluminum and wood to manufacture batons of varying lengths for a number of different users. Patrol officers, corrections officers, detectives, military police and other law enforcement personnel use our batons.

Products include the Classic Friction Lock, the breakthrough AutoLock®, which enables the user to close the baton with minimal body motion, and PR-24® control batons that are best for close quarter confrontations. MONADNOCK™ also produces the original Rigid Straight Batons and accessories such as disposable plastic restraints and the Safety Cutter™.

Located in Fitzwilliam, NH, MONADNOCK™ occupies 30,348 square feet of manufacturing, office and storage space.

Accessories Group. Break-Free®, the flagship company in our line of the Armor Accessories Group, manufactures synthetic-based lubricants, cleaners and preservatives and military weapon maintenance systems and has been an approved qualified source and quality supplier to the U.S.,

NATO and other friendly foreign Militaries for more than twenty years. Our leading product offering is Break-Free CLP®, which was specifically developed to provide reliable weapon lubrication in battlefield conditions and to remove firing residues, carbon deposits and other firing contaminants. Designed to repel water and dirt, and prevent corrosion, this renowned cleaning-lubricant keeps weapons combat-ready in all environmental conditions. Break-Free CLP® is the approved by the U.S. Military to replace seven old standard mil-spec lubricants, cleaners, oils and preservative compounds.

We expanded the group's product line in 2002 through the acquisition of B-Square®, a leading designer, manufacturer and marketer of quality aluminum and steel sight mounts, tools and accessories for the law enforcement, military and sporting goods (hunting and target shooting) markets. B-Square® has become well known throughout the industry for its nondestructive, no-gunsmithing mounts that can be installed and removed by the consumer without damaging the appearance of the firearm. This technology and engineering design has led to the development of more than 300 mounting systems for firearms and air guns manufactured worldwide. In addition to the B-Square® brand, B-Square® sells sight mounts internationally under the Lynx® and Hillver® brand names.



Also, in 2002 Armor acquired Speedfeed® a leading designer, manufacturer and marketer of quality synthetic gunstocks. The warranty protected product line includes the Sport Stock Set, the Tactical Stock Set, and the Less Lethal Orange Sport Set. Though made specifically for shotguns, Speedfeed® also manufactures Revolver grips for fast, accurate shooting without "re-gripping."



The Safariland® basketweave pattern is stamped onto the outside finish of the duty gear.



Stitching the outside border on a duty holster.

Forensic Group. Over the past three years, our rapidly expanding forensics line has earned a reputation as one of the most responsive companies in the forensic community, providing narcotic identification kits, evidence collection, store and processing equipment, and fingerprinting technology equipment.

NIK® Public Safety narcotic identification kits are used in the field by law enforcement personnel to identify a variety of controlled substances, including Ecstasy, cocaine, marijuana, heroin and methamphetamine. NIK® also maintains exclusive distribution of Flex-Cuf® disposable restraints, used extensively by our military.

At Lightning Powder®, we manufacture and distribute an extensive line of evidence collection equipment such as fingerprint powders, dusting brushes, and lifting tape that are used to collect latent fingerprints. Flagship products include, fluorescent fingerprint powders,



At Defense Technology/Federal Laboratories™ aerosol canisters are filled with less-lethal product.

Preparing the First Defense® MK-4 canisters for shipping.

and the Zephyr™ Fingerprint Brush. We also distribute other supplies including impression evidence and collection equipment, specialty magnifiers, photographic supplies, high powered, distortion free magnifying glasses, evidence packaging, safety supplies and reference materials used by crime scene investigators everyday. In addition, Lightning Powder® has continued its tradition of developing innovative products. Launched this year are such new products as: Blue Lightning™, a blue LED forensic light source; and Treadprint®, a kit used to easily retrieve tread prints from auto tires.

Our Forensics Group Company Identicator™ manufactures proprietary cost-effective fingerprint products for business, government and law enforcement agencies. These products are designed to deter fraud and produce positive identification in many different applications. Whether Inkless or utilizing our proprietary Perfect Ink™, our systems are simple to operate, clean and cost-effective. All products produce non-smearing, instantly permanent, black prints acceptable to the FBI for scanning, classification, search and retention.

We also produce a variety of unique products for various specialized evidence collection, storage and processing applications under the brand name Evi-Paq™.

Armor Safety Products Company. We further expanded our product line in 2002 through the creation of Armor Safety Products Company to offer products to meet niche needs of the law enforcement, corrections and fire & safety rescue communities, including ladders, crowd management protection systems, and law-enforcement personal comfort products.

QUIKSTEP Ladders'and PORTAL Ladders™ are strong, lightweight, compact, quickly deployed, and ideal for emergency situations. Both models are constructed with aluminum alloy and stainless steel. The QUIKSTEP Ladder' is a patent-protected 12-foot ladder design that weighs only 31 pounds, folds to the size of a briefcase, and is ready for use in less than five seconds. The PORTAL Ladder, which was specifically developed for use by the military, is a simple climbing device that has become a sophisticated fighting asset that is strong and ideal for MOUT (Military Operation in Urbanized Terrain) operations. At 14 feet long and weighing just over 36 pounds, the ladder features an optional backpack harness leaving hands and arms free for other tasks.

Through an exclusive sales and marketing agreement with Med-Eng Systems of Canada, Armor maintains exclusivity for the V-Top" Crowd Management Protective System. Designed to protect the wearer in a complete range of situations where officers commonly face blunt impact threats, the V-Top" Crowd Management Protective System is perfect for public protests, riots, prison uprisings and cell extractions. Extending from the shoulders down to the ankles the V-Top" Crowd Management Protective equipment is a lightweight and modular system with a form-fitting balanced design that allows for operational effectiveness and full range-of-motion.

Through a marketing agreement with Polar-Wrap® products, Armor has exclusive law enforcement sales rights for Thermal-Air' Hoods and Masks. Designed to keep an officer's body core protected from the invasion of cold air to enhance comfort and safety, Thermal-Air™ features a patented heat exchange module that captures the wearer's own breath and uses it to preheat cold air coming in the mouth.

Armor Safety Products operates out of our Jacksonville, FL facility.



WORLDWIDE LEADER IN ARMORED VEHICLES AND MOBILE SECURITY SYSTEMS.

Armor Holdings Mobile Security Division (MSD), which also operates under the name O'Gara-Hess & Eisenhardt, is one of the world's largest and most experienced passenger vehicle armoring companies. We currently serve a wide range of customers in over 80 countries. Our 850 employees work in eight armoring plants located in seven different countries on three continents.

MSD can trace its heritage back to custom coach building in 1876. In 1942, we began armoring commercial vehicles, and in 1949, we built the first presidential limousine for President Truman. In 1993, we designed and began production of the up-armored high mobility multipurpose wheeled vehicle (HMMWV) for the U.S. Army. Today, we continue to be the sole source provider of up-armored HMMWVs to the U.S. Military. In the 1990's, we expanded by either building or purchasing vehicle armoring plants in Latin America and Europe. And in 2002, we continued our expansion by acquiring substantially all of the assets of Trasco-Bremen, a high-end, German manufacturer of custom armored vehicles.

MOBILE SECURITY



MSD's products and services include commercial armored vehicles for private citizens; armored parade vehicles for heads of state; armoring systems for tactical military vehicles; and cash-in-transit vehicles for transporting large sums of cash. Our business is fueled by the needs of governments, corporations and individuals worldwide to protect lives from threats of terrorism, foreign aggression, crime and random violence. Our mission is to detect, diffuse and defeat threats to our client's security.

Commercial Vehicles: Until recently, owning an armored vehicle for day-to-day personal security was reserved for the very powerful or the very rich. But with levels of crime and terrorism on the rise worldwide, it's no wonder more and more doctors, lawyers, corporate executives, sports and entertainment celebrities, government officials and other VIPs with higher-than-average risk have begun re-assessing their personal security risks. As one of the world's largest and oldest commercial armoring vehicle companies, MSD's reputation for quality with its credibility derived from an impressive list of credentials makes it uniquely qualified to protect lives. MSD built armored vehicles have served U.S. Presidents, more than 60 heads of state, and a long list of diplomats around the world.

We armor almost every type of sedan, SUV or other commercial vehicle and make recommendations to our customers based on their individual needs. In the manufacturing process, we either purchase a vehicle directly from the OEM or the customer purchases a vehicle base and delivers it to us. We integrate a full range of ballistic and/or blast proof options by dissecting the vehicle and rebuilding it using armor solutions comprised of transparent and opaque materials, typically ballistic proof glass and steel, respectively. The armor solution chosen by the customer is based upon the customer's desire for protection against potential threats, ranging from handguns to high-powered rifles to armor piercing munitions. In all cases, each MSD protected vehicle is built with the same engineering standards and attention to detail, which governments all over the world demand.

MSD employs armoring experts, ballistic specialists, and former high-level government officials to further ensure our customer's safety. Our staff of engineers are handpicked to meet our extraordinary standards for experience in materials, system design, ballistics, physics and blast analysis.

Our eight commercial armoring plants are located in Cincinnati, Ohio, Lamballe, France, Mexico City, Mexico, Bogotá, Colombia, Sao Paulo and Rio de Janeiro, Brazil, Caracas, Venezuela, and Bremen, Germany. All of our plants are ISO certified, and the combined manufacturing floor space exceeds 500,000



The up-armored HMMWV for the U.S. Army exclusively armored by O'Gara is engineered and field-tested to save lives.

square feet. In addition to our vehicle armoring capabilities, we also produce ballistic glass at our plants in Bogotá, Colombia, and São Paulo, Brazil. This in-house glass manufacturing capability allows MSD to better control both the quality of our armored vehicles, and also our manufacturing lead-times.

Cash-In-Transit Vehicles: For over 30 years, MSD has set high standards for security, performance and quality in armored vehicles for the European cash-in-transit (CIT) industry. This leadership was achieved by consistently providing the best value in CIT vehicles to multinational security firms and cash-in-transit firms throughout the world.

We offer two basic types of CIT vehicles: the original type and the unibody type.



PASSENGER VEHICLE

ZIPÁQUIRÁ – CUNDINAMARCA, COLOMBIA

Near Bogata, Columbia, submachine gun fire hit the glass, side panels and tires of this Jeep Grand Cherokee armored with O'Gara 44 Magnum protection in May of 2002. The two passengers inside escaped the attack that resulted in four total impacts to the vehicle.



O'Gara Hess and Eisenhardt–Colombia manufactures ballistic glass for internal use. Shown here, employees are installing glass into an armored vehicle following the guidelines of ISO quality systems.



Armor Mobile Security–Germany completing armor conversion of Nissan Peacekeeper vehicles which are popular with various aid organizations.

WORLDWIDE LEADER IN ARMORED VEHICLES AND MOBILE SECURITY SYSTEMS.

MOBILE SECURITY



With the original type, we build integrated armor solutions around an existing structure, such as a van, and equip the vehicle with advanced electronics systems to enhance security and protection. Examples of these electronics include GPS tracking systems, remote control systems for starting and maneuvering the vehicle, and state-of-the-art communications equipment. For the unibody type, we build the entire box on an existing frame, and provide it with the same electronic solutions.

We use armoring systems and processes that are unique to the industry. Our on-site testing laboratory allows us to validate every system, and every material to the highest standards of quality and ballistic integrity. Our quality control procedures are some of the most advanced in the CIT industry. Every vehicle must meet and exceed all international standards, and then must pass the scrutiny of our engineers and quality inspectors.

Our center for CIT vehicles is located in Lamballe, France. This 60,000 square foot facility employs approximately 200 people, and is fully equipped to produce large-series vehicles or single-custom vehicles designed to exact customer specifications.

Military Vehicles: With the ongoing threat of global terrorism and with peacekeeping missions steadily on the rise throughout the world, the need for deployable forces and highly mobile, well-protected tactical wheeled vehicles has never been greater. Today's military force has become a highly mobile, tactical force, operating in a variety of environments. We have designed and produced more than 3,500 up-armored high mobility multipurpose wheeled vehicles (HMMWVs), capable of utility duty behind friendly lines, as well as surviving front-line combat with equal competence.

MSD armored light tactical wheeled vehicles such as the up-armored M1114 (extensively utilized in the Wars in Iraq and Afghanistan), and its predecessor, the M1109 (best remembered for its duty in Somalia during the early 1990's), have proven under fire they help troops accomplish missions. More importantly, each one has been specifically engineered and meticulously field-tested to do one thing better than anyone else: save the lives of the passengers it carries.



OHE Colombia finishing ballistic resistant windshield installation.

AMS-France is a leader in armored cash-in-transit vehicles, As shown here, employees at the Lamballe facility complete finishing touches on a vehicle.



At our MSD Division headquarters in Cincinnati OH, workers install an armored windshield.

To manufacture the armored HMMWV, we receive the vehicle partially completed from the original equipment manufacturer to reduce the tear-down cost for the military. Similar to commercial vehicles, we then build an integrated armor solution around the frame, complete and finish the vehicle and deliver it to the military.

Chosen as the U.S. Army's sole supplier of up-armored HMMWVs in 1993, MSD has applied our decades of experience in armoring vehicles to produce the most cost effective and high performance armored light tactical vehicles in service today. We have also been recently awarded a purchase order to support the U.S. Army and Marine Corps high mobility artillery rocket system (HIMARS) program. The HIMARS program, which is currently in the low rate initial production phase, is expected to transition to full-rate production in 2004.

Our military vehicles are developed and produced in Cincinnati, Ohio. This 130,000 square foot facility employs more than 200 people, and also serves as our worldwide headquarters for MSD.





Our vehicles provide integral protection utilizing the highest quality transparent and opaque armor materials. As shown here, high power automatic weapons used in assaults may impact anywhere and therefore complete coverage is essential to occupant security and safety.



Armored passenger vehicle production line in Venezuela.

MANUFACTURING LOCATIONS



PRODUCTS DIVISION MANUFACTURING PLANTS:

1 - Casper, Wyoming
2 - Fitzwilliam, New Hampshire
3 - Ft. Worth, Texas
4 - Jacksonville, Florida
5 - Ontario, California
6 - Pittsfield, Massachusetts
7 - St. Cloud, Minnesota
8 - Tijuana, México
9 - Westhoughton, England

MOBILE SECURITY DIVISION MANUFACTURING PLANTS:

10 - Bogotá, Columbia
11 - Bremen, Germany
12 - Caracas, Venezuela
13 - Fairfield, Ohio
14 - Lamballe, France
15 - México City, México
16 - Rio de Janeiro, Brazil
17 - São Paulo, Brazil
18 - Torino, Italy

KEY  **PRODUCTS DIVISION LOCATIONS**  **MOBILE SECURITY LOCATIONS**

TABLE OF CONTENTS



Market For Common Equity And Related Stockholders Matters	F2-F3
Selected Financial Data	F4
Management's Discussion and Analysis Of Financial Condition and Results of Operations	F4-F19
Report of Independent Certified Public Accountants	F20
Consolidated Balance Sheets	F21
Consolidated Income Statements	F22
Consolidated Statements of Stockholders' Equity and Comprehensive Income	F23
Consolidated Statements of Cash Flow	F24
Notes to the Consolidated Financial Statements	F25–F47



MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock, par value $.01 per share (the "Common Stock") is traded under the symbol "AH" on the New York Stock Exchange (the "NYSE"). The following table sets forth the range of high and low sales prices for our Common Stock on the NYSE for fiscal years 2002 and 2001 and for the first quarter of fiscal year 2003 (through March 21, 2003).

	High	Low
2003		
1st Quarter - through March 21, 2003	$14.60	$ 9.40
2002		
4th Quarter	$16.50	$12.50
3rd Quarter	$25.50	$12.00
2nd Quarter	$29.55	$22.00
1st Quarter	$28.25	$20.45
2001		
4th Quarter	$27.60	$19.25
3rd Quarter	$23.50	$14.20
2nd Quarter	$19.25	$11.00
1st Quarter	$17.75	$14.60

Holders

As of March 18, 2003, we had approximately 485 stockholders of record. Only record holders of shares held in "nominee" or street names are included in this number.

Dividends

We have never declared or paid cash dividends on our Common Stock. We intend to retain future earnings, if any, for use in the operations of our business including working capital, repayment of indebtedness, capital expenditures and general corporate purposes. We do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. In addition, we are restricted from paying dividends on our Common Stock pursuant to our Credit Agreement. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 8 to Consolidated Financial Statements.

Recent Sales of Unregistered Securities

None.

Stock Option Plans

The table below shows the number of options and range of exercise prices we granted to various employees and directors during our fiscal year ended December 31, 2002 under our 1999 Stock Incentive Plan, 2002 Stock Incentive Plan and 2002 Executive Stock Plan.

Plan Name	Number of Grants	Grant Price Ranges
1999 Stock Incentive Plan	471,501	$21.75-$23.93
2002 Stock Incentive Plan	117,500	$13.77-$14.99
2002 Stock Incentive Plan	935,659	$15.00-$25.80
2002 Executive Stock Plan	370,000	$23.93-$23.93
Total	1,894,660	$13.77-$25.80

The options granted to non-employee directors vest in one year, and options granted to employees typically vest equally over a period of three years from the date of the grant. The vesting of the options may be accelerated in the event of the occurrence of certain events.

The following table sets forth certain information regarding our equity plans as at December 31, 2002.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,289,658	$17.17	1,418,635
Equity compensation plans not approved by security holders	995,000	$16.00	—
Total	4,284,658		

We have two non-qualified equity plans that have not been approved by stockholders. The 2002 Executive Stock Plan provides for the grant of a total of 470,000 stock options and stock awards to our key employees. The Board of Directors, or a committee designated by the Board consisting of two or more independent directors, is authorized to set the price and terms and conditions of the options and awards granted under the 2002 Executive Stock Plan. Options under the 2002 Executive Stock Plan are substantially the same as the 2002 Incentive Stock Plan except that we may only grant non-qualified stock options under the 2002 Executive Stock Plan. The 2002 Executive Stock Plan was adopted on March 13, 2002 and all shares available for grant under the 2002 Executive Stock Plan were granted to our executive officers on March 13, 2002.

The 1998 Stock Option Plan provides for the grant of a total of 725,000 stock options to our key employees. The Board of Directors, or a committee designated by the Board consisting of two or more independent directors, is aughorized to set the terms and conditions of the options granted under the 1998 Stock Option Plan. The exercise price of all options granted under the 1998 Stock Option Plan is equal to the fair market value of our common stock on the date of grant. As of the end of our last fiscal year, there were no shares available for options to be granted under the 1998 Stock Option Plan.



SELECTED FINANCIAL DATA

Financial Overview

Five-Year Summary

The table below sets forth a summary of our results of operations and financial condition as of and for the periods then ended.

	2002	2001	2000	1999	1998
	(amounts in thousands, except per share amounts)				
Total Revenues[1]	$305,117	$197,100	$139,904	$ 96,706	$45,644
Operating Income	$ 38,365	$ 26,673	$ 19,869	$ 15,126	$ 6,326
Income from continuing operations	$ 21,337	$ 14,684	$ 10,847	$ 11,217	$ 4,718
Net Income[2]	$(17,689)	$ 10,128	$ 17,048	$ 13,196	$ 8,596
Basic income from continuing operations per common share	$ 0.70	$ 0.61	$ 0.48	$ 0.53	$ 0.29
Diluted income from continuing operations per common share	$ 0.69	$ 0.59	$ 0.46	$ 0.52	$ 0.27
Basic Earnings Per Share	$ (0.58)	$ 0.42	$ 0.75	$ 0.63	$ 0.53
Diluted Earnings Per Share	$ (0.57)	$ 0.41	$ 0.73	$ 0.61	$ 0.50

Note 1 — Revenue for all periods presented represents revenue from continuing operations only while net income includes income and losses from discontinued operations.
Note 2 — 2001 Net income includes a pre-tax restructuring charge of $10.3 million in discontinued operations.

	2002	2001	2000	1999	1998
Total Assets	$360,836	$388,057	$225,957	$178,922	$94,353
Working Capital	$100,591	$142,723	$ 67,937	$ 53,993	$24,366
Long-Term Obligations	$ 5,240	$ 4,640	$ 38,288	$ 2,453	$ 344
Stockholders' Equity	$288,077	$326,019	$166,771	$157,883	$75,102

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "could be" and similar expressions are forward looking statements. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. See "Forward Looking Statements."

Our actual results may differ from those expressed or implied in forward-looking statements. We believe that we are subject to a number of risk factors, including: the inherent unpredictability of currency fluctuations; competitive actions, including pricing; the ability to realize cost reductions and operating efficiencies, including the ability to implement headcount reduction programs timely and in a manner that does not unduly disrupt business operations and the ability to identify and to realize other cost-reduction opportunities; general economic and business conditions, our ability or inability to successfully sell the Services Division; our ability to successfully execute changes to operations, such as the move of our corporate headquarters and certain of our manufacturing operations, without disrupting our operations; and our ability to obtain supplies and raw materials without disruption.

Any forward-looking statements in this report should be evaluated in light of these and other important risk factors listed in this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Annual Report on Form 10-K including the accompanying financial statements.

Company Overview

We are a leading manufacturer and provider of security products, vehicle armor systems and security risk management services. Our products and services are used by military, law enforcement, security and corrections personnel throughout the world, as well as governmental agencies, multinational corporations and non-governmental organizations. Our company is organized and operated under three business segments: Armor Holdings Products; Armor Mobile Security; and ArmorGroup, which is accounted for as a discontinued operation.

Continuing Operations

Armor Holdings Products. Our Armor Holdings Products Division manufactures and sells a broad range of high quality, branded law enforcement equipment, such as concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, emergency lighting products, forensic products, firearms accessories and weapon maintenance products. Our products are marketed under brand names that are well-known and respected in the military and law enforcement communities such as American Body Armor™, Safariland®, B-Square™, Break-Free®, Defense Technology/Federal Laboratories™, MACE®, PROTECH™, NIK®Public Safety, Monadnock™ Lifetime Products, Identicator™, Lightning Powder®, SpeedFeed™, and 911EP®. We sell our manufactured products primarily to law enforcement agencies through a worldwide network of over 350 distributors and sales agents, including approximately 200 in the United States. Our extensive distribution capabilities and commitment to customer service and training have enabled us to become a leading provider of security equipment to law enforcement agencies.

Armor Mobile Security. Our Armor Mobile Security Division manufactures and installs ballistic and blast protected armoring systems for military vehicles, commercial vehicles, military aircraft, and missile components. Under the brand name O'Gara-Hess & Eisenhardt, we are the sole-source provider to the U.S. military for the supply of armoring and blast protection systems for the High Mobility Multi-purpose Wheeled Vehicle (the "HMMWV"). We are also under contract with the U.S. Army to provide systems technical support for the installed base of approximately 3,500 up-armored HMMWV's. We provide spare parts and maintenance services for the HMMWV's in use and we expect that our maintenance services may increase if the U.S. military substantially increases its HMMWV purchases or substantially increases its use of the current installed base. Additionally, the Armor Mobile Security Division has been subcontracted to develop a ballistic and blast protected armored and sealed truck cab for the High Mobility Artillery Rocket System ("HIMARS"), a U.S. Army and Marine Corps program recently transitioned from developmental to low rate initial production with deliveries scheduled in late 2003. The Division also markets armor sub-systems for other tactical wheeled vehicles. We armor a variety of commercial vehicles, including limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles, to protect against varying degrees of ballistic and blast threats.

Discontinued Operations

Services Division. Our Services Division provides a broad range of sophisticated security risk management solutions to multinational corporations in diverse industries such as natural resources, financial services and consumer products, and to governmental and non-governmental agencies such as the U.S. Departments of State and Defense, the United Nations, United States Agency for International Development ("USAID") and Britain's Department for International Development. Our clients typically have personnel and other investments in unstable and often more risky areas of the world. Through our offices on five continents, we provide our multinational clients with a diversified portfolio of security solutions to assist them in mitigating risks to their operations around the world. Our highly trained, multilingual, and experienced security personnel work closely with our clients to create and implement solutions to complex security problems. These services include security planning, advice and management, security systems integration, intellectual property asset protection, due diligence investigations and training programs in counterintelligence, counter-surveillance, advanced driving techniques and ballistics. We believe that many of our security services, while often



representing a small portion of our clients' overall cost of doing business, are critical to our clients' success. We believe that this creates a consistent demand for our premium services at attractive margins.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Form 10-K. We believe our most critical accounting policies include revenue recognition, the use of estimates, income taxes and impairment.

Revenue Recognition. We record products revenue at the time of shipment. Returns are minimal and do not materially affect the financial statements.

We record revenue from our Mobile Security Division when the vehicle is shipped, except for larger commercial contracts typically longer than four months in length and the contract for the delivery of HMMWVs to the U.S. Government, which continues through 2005. Revenue from such larger contracts is recognized on the percentage of completion, units-of-work performed method. HMMWV units sold to the U.S. Government are considered complete when the onsite Department of Defense officer finishes the inspection of the HMMWV and approves it for delivery. Should such contracts be in a loss position, the entire estimated loss would be recognized for the balance of the contract at such time. We believe that our current contracts are profitable.

We record service revenue as services are provided on a contract-by-contract basis. Revenues from service contracts are recognized over the term of the contract.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include periodic testing of the carrying value of long-lived assets for impairment, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for potential litigation claims and settlements; and contract contingencies and obligations. Actual results could differ from those estimates.

Income taxes. We account for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under the asset and liability method specified thereunder, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are offset by deferred tax assets relating to net operating loss carryforwards and deductible temporary differences. Future benefits obtained either from utilization of net operating loss carryforwards or from the reduction in the income tax asset valuation allowance existing on September 20, 1993 have been and will be applied to reduce reorganization value in excess of amounts allocable to identifiable assets. At December 31, 2002 and 2001, our consolidated foreign subsidiaries have unremitted earnings of approximately $3.0 million and $1.3 million, respectively on which the Company has not recorded a provision for United States Federal income taxes since these earnings are considered to be permanently reinvested. Such foreign earnings have been taxed according to the regulations existing in the countries in which they were earned.

Impairment. Long-lived assets including certain identifiable intangibles, and the goodwill related to those assets, are reviewed annually for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable including, but not limited to, a deterioration of profits for a business segment that has long-lived assets, and when other changes occur which might impair recovery of long-lived assets. Management has reviewed the Company's long-lived assets and has taken an impairment charge of $31.2 million to reduce the carrying value of the Services Division to estimated realizable value. The method used to determine the existence of an impairment would be discounted operating cash flows estimated over the remaining useful lives of the related long-lived assets for continuing operations in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Impairment is measured as the difference between fair value and unamortized cost at the date impairment is determined.

Discontinued Operations. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), a component classified as held for sale is reported in discontinued operations when the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement for current and prior periods reports the results of operations of the component, including any estimated impairment gain or loss recognized in accordance with SFAS 144 paragraph 37, in discontinued operations. The results of discontinued operations, less applicable income taxes (benefit), is reported as a separate component of income before extraordinary items and the cumulative effect of accounting changes (if applicable). The assets and liabilities of a disposal group classified as held for sale is presented separately in the asset and liability sections, respectively, of the statement of financial position.

Results of Operations

Effective June 30, 2002, we decided to sell the ArmorGroup Services Division through an organized and formal auction managed by outside advisors. In accordance with Statement of Accounting Standards 144, Accounting for Impairment or Disposal of Long-Lived Assets, the assets and liabilities of the Company's Services Division are classified as held for sale, with its operating results reported as discontinued operations in our statement of operations for all periods. Our US based training subsidiary, USDS, Inc. previously reported under the Services Division but not included for sale has been reclassified to the Products Division.

The following table sets forth selected statement of operations data as a percentage of total revenues for the periods indicated:

	Fiscal Year		
	2002	2001	2000
Revenue from continuing operations			
Products	59.0%	76.0%	100.0%
Mobile Security	41.0%	24.0%	0.0%
Total revenues from continuing operations	100.0%	100.0%	100.0%
Cost of sales	69.1%	64.1%	61.1%
Operating expenses	16.3%	19.6%	21.6%
Amortization	0.1%	1.1%	1.2%
Integration and other non-recurring charges	1.9%	1.7%	1.8%
Operating income	12.6%	13.5%	14.2%
Interest expense, net	0.3%	2.0%	1.3%
Other income, net	0.0%	0.0%	0.0%
Income from continuing operations before provision for income taxes	12.3%	11.6%	12.9%
Provision for income taxes	5.3%	4.2%	5.2%
Income from continuing operations	7.0%	7.5%	7.8%
(Loss) Income from discontinued operations before provision for income taxes	(13.9)%	(3.6)%	5.9%
Provision (benefit) for income taxes	(1.1)%	(1.3)%	1.5%
(Loss) Income from discontinued operations	(12.8)%	(2.3)%	4.4%
Net (Loss) Income	(5.8)%	5.1%	12.2%

Fiscal 2002 as Compared to Fiscal 2001

Net (loss) income. Net income decreased $27.8 million to a net loss of $17.7 million for the year ended December 31, 2002 ("fiscal 2002") compared to net income of $10.1 million for the year ended



December 31, 2001 ("fiscal 2001"). Income from continuing operations and the loss from discontinued operations was $21.3 million and $39.0 million respectively for fiscal 2002, compared to income from continuing operations of $14.7 million and a loss from discontinued operations of $4.6 million for fiscal 2001. The increase in income from continuing operations relates primarily to the inclusion of the Mobile Security Division for a full year in 2002 versus four months in 2001.

Continuing Operations

Armor Holdings Products revenues. Our Armor Holdings Products Division revenues increased $30 million, or 20.1%, to $179.9 million in fiscal 2002, compared to $149.9 million in fiscal 2001. For fiscal 2002, Products Division revenue increased 14.4% internally, including year over year changes in acquired businesses, and 5.7% due to a series of small strategic "tuck-in" acquisitions including Identicator, Inc. ("Identicator"), Guardian Personal Security Products, Inc. ("Guardian"), Speedfeed, Inc. ("Speedfeed"), the Foldable Products Group ("Foldable"), Evi-Paq, Inc. ("Evi-Paq") B-Square, Inc. ("B-Square") and 911 Emergency Products ("911"). Products Division revenues include $16.8 million and $7.2 million from USDS, Inc., our US based training company, for the years ended fiscal 2002 and fiscal 2001, respectively. In our filings prior to June 30, 2002, we reported USDS, Inc. as a part of our Services Division.

Mobile Security Division revenues. Our Armor Mobile Security Division revenues increased $77.9 million, or 165.0% to $125.2 million in fiscal 2002, compared to $47.2 million in fiscal 2001. Revenues for fiscal 2001, included only four months of operations after the acquisitions of O'Gara-Hess & Eisenhardt Armoring Company, The O'Gara Company, and O'Gara Security Associates, Inc. in August, 2001. Revenues in fiscal 2002 includes $3.3 million related to the acquisition of Trasco Bremen in September 2002. Including the eight months of operations prior to our ownership and excluding all revenue associated with assets that we either did not purchase or sold, Mobile Security Division revenue increased 17.7% internally from approximately $106.3 million during fiscal 2001.

Cost of sales. Cost of sales increased $84.4 million, or 66.8%, to $210.7 million for fiscal 2002 compared to $126.3 million for fiscal 2001. This increase was due primarily to the acquisition of the Armor Mobile Security Division as well as overall revenue growth for fiscal 2002 compared to fiscal 2001. As a percentage of total revenues, cost of sales increased to 69.1% of total revenues for fiscal 2002 from 64.1% for fiscal 2001. This increase as a percentage of total revenues was partially due to the full year inclusion in 2002 of the Mobile Security Division, which operates at lower average gross margins than the Products Division and partially to reduced Products Division margins as discussed below.

For fiscal 2002, gross margins in the Products Division were 36.4% compared to 39.3% reported in the same period last year, while the gross margins in the Mobile Security Division were 23.0% in fiscal 2002, compared to 25.1% for the four months of the December 31, 2001 fiscal year after the acquisition date. The Products Division consists of a portfolio of law enforcement products, each of which is manufactured and sold at different margins. In any given period, the Products Division weighted average gross margins will fluctuate based upon the relative volume of products sold during the period. Lower gross margins during fiscal 2002 in the Products Division were partially attributable to product mix, as well as to short term increases in manufacturing costs and a raw material supply issues in the division's body armor operations during the first half of 2002.

During late 2001 and 2002, the Products Division combined its Jacksonville, Florida based body armor operation into its body armor manufacturing facility in Ontario, California. During 2002, the Division experienced difficulty in this combination resulting in capacity constraints and increased manufacturing costs. We believe that these capacity constraints have been alleviated and that certain of our body armor manufacturing costs will decrease during the first half of 2003. However, during this time, we also experienced interruptions in the supply of Zylon Shield, a certain ballistic fiber used in our leading concealable ballistic vest. This particular supply problem was related to the ballistic integrity of the fiber we received and not the actual availability of the material. Nevertheless, our inability to receive quality Zylon Shield during this period exacerbated our capacity constraints. As of

December 31, 2002, the Division is currently receiving adequate supplies of Zylon Shield and is currently working to decrease its body armor manufacturing costs.

The Products Division gross margins also decreased because it realized higher proportional revenue increases from its training division, which operates at significantly lower overall gross margins than its manufacturing segment. The decrease in gross margins in the Mobile Security Division was primarily due to a less favorable mix of commercial vehicle sales compared to the same period the prior year, a heavier mix of "lower margin" cash-in-transit vehicles in 2002 compared to 2001, and a larger number of base unit sales included in revenue in the 2002 period.

Operating expenses. Operating expenses increased $11.2 million, or 28.9%, to $49.8 million (16.3% of total revenues) for fiscal 2002 compared to $38.7 million (19.6% of total revenues) for fiscal 2001. This increase was primarily due to the operating expenses associated with the operations of the Mobile Security Division, acquired in August 2001, which were not included for the full year ended December 31, 2001. Operating expenses also increased in the Products Division primarily due to operating expenses associated with acquired companies and from internal growth of the business. Operating expenses as a percent of sales decreased because the Mobile Security Division operates with a lower level of operating expenses as a percentage of sales than does the Products Division. We expect to see an increase in corporate operating expense during 2003 because we will incur significant increases in insurance expenses, government affairs and lobbying efforts, internal audit, information technology and increased legal and accounting costs associated with legal compliance.

Amortization. Amortization expense decreased $1.9 million, or 88.6%, to $0.2 million for fiscal 2002 compared to $2.1 million for fiscal 2001. This decrease results from the implementation of SFAS 142, which eliminated goodwill amortization for all acquisitions completed after July 1, 2001, as well as for all fiscal years ending after January 1, 2002. Remaining amortization expense is related to patents and trademarks with finite lives.

Integration and other non-recurring charges. Integration and other non-recurring charges increased $2.6 million, or 79.8%, to $5.9 million for fiscal 2002 compared to $3.3 million in fiscal 2001. These charges relate primarily to the integration of the Mobile Security Division, as well as other acquisitions completed in 2001 and 2002. 2002 integration and other non-recurring charges also included certain expenses related to the integration of our body armor operations, as well as direct costs and expenses associated with potential acquisitions that did not close.

Operating income. Operating income from continuing operations increased $11.7 million to $38.4 million for fiscal 2002 compared to $26.7 million in fiscal 2001 due to the factors discussed above. USDS, Inc. contributed operating income that was previously reported as a part of the Services Division of $1.7 million and $1.2 million for the years ended December 31, 2002 and 2001, respectively.

Interest expense, net. Interest expense, net decreased $2.9 million, or 76.1% to $0.9 million for fiscal 2002 compared to $3.9 million for fiscal 2001. This decrease was due primarily to the repayment of long-term debt under our revolving credit facility with the net proceeds of the secondary common stock offering completed in December 2001.

Other expense (income), net. Other expense (income), net, was $51,000 for fiscal 2002, compared to ($82,000) for fiscal 2001 due to a gain on sale of fixed assets during 2001.

Income from continuing operations before provision for income taxes. Income from continuing operations before provision for income taxes increased by $14.5 million to $37.4 million for fiscal 2002 compared to $22.9 million for fiscal 2001 due to the reasons discussed above.

Provision for income taxes. Provision for income taxes was $16.1 million for fiscal 2002 compared to $8.2 million for fiscal 2001. The provision for income taxes for fiscal 2002 included charges of approximately $1.5 million related to the establishment of valuation allowances for certain foreign deferred tax assets of our discontinued operations. The effect of these charges was to increase our effective tax rate for fiscal 2002 to 42.9% compared to 35.9% for fiscal 2001. Without these charges, our effective tax rate for fiscal 2002 would have been 39%. The increase in what our effective



tax rate would have been without the tax charges related to our discontinued operations is due primarily to the higher percentage of income earned in the United States and the impact of state income taxes on this income. Our expected effective tax rate is not necessarily indicative of what our actual effective rate will be due to the changing concentration and mix of income in the various countries in which we continue to operate.

Income from continuing operations. Income from continuing operations increased $6.6 million to $21.3 million for fiscal 2002 compared to $14.7 million for fiscal 2001 due to the factors discussed above.

Discontinued Operations

Many of the items listed below involve accounting estimates. The loss and amounts below will be revaluated in the future for any changes which might be appropriate.

Note 2 of the consolidated financial statements contains comparative information for our discontinued operations. Our ArmorGroup Services Division revenues increased $3.3 million, or 3.5%, to $98.3 million for fiscal 2002 compared to $94.9 million for fiscal 2001. For fiscal 2002, revenue increased 6.7% due to the acquisition of International Training, Inc. ("ITI"), which was acquired as part of the acquisition of our Mobile Security Division and is included in the Services Division from the date of acquisition. The 3.4% reduction in revenue exclusive of the ITI acquisition was a result of lower revenues in the Integrated Systems business in the United States and the Security consulting business both in Latin America and Russia due to the completion of several large contracts.

Cost of sales. Cost of sales increased $10.8 million, or 16.5%, to $75.8 million for fiscal 2002 compared to $65 million for fiscal 2001. This increase was due primarily to the acquisition of ITI. As a percentage of total revenue, cost of sales increased to 77.1% of total revenues for fiscal 2002 from 68.5% for fiscal 2001. This increase in cost of sales as a percentage of total revenue was primarily due to the weakness in our Integrated Systems business resulting in poor margins from increased inventory reserves, the loss of high margin oil industry security consulting work in Latin America and the scaling down of business in the Democratic Republic of Congo.

Operating expenses. Operating expenses increased $6.1 million, or 24.9%, to $30.6 million (31.1% of total revenues) for fiscal 2002 compared to $24.5 million (25.8% of total revenues) for fiscal 2001. This increase was due primarily to increased accounts receivable reserves, other asset write-downs, and other charges in the Integrated Systems and Security consulting businesses, as well as additional operating expenses associated with ITI's operations, acquired in August 2001.

Amortization. Amortization expense decreased $1.5 million, or 100%, to $0 for fiscal 2002 compared to $1.5 million for fiscal 2001. This decrease was a result of the implementation of SFAS 142, which eliminated goodwill amortization for acquisitions completed after July 1, 2001 and for fiscal years beginning on or after January 1, 2002.

Charge for impairment of long-lived assets. Charges for impairment of long-lived assets was $30.3 million for fiscal 2002 compared to $0 for fiscal 2001. The impairment charge is the result of the $24.2 million reduction in carrying value of the Services Division to the estimated realizable value as required by SFAS 144.

Restructuring and related charges. In January 2001, our Board of Directors approved a restructuring plan to close the Services Division's U.S. investigative businesses, realign the Service Division's organization, eliminate excess facilities and reduce overhead in its business worldwide. In connection with this restructuring charge, the Services Division performed a review of its long-lived assets to identify potential impairments. Pursuant to this restructuring plan, we a) eliminated 26 employees, primarily from the Services Division investigative business; b) eliminated an additional 24 employees from its security consulting business; c) incurred lease and other exit costs as a result of the closure of the investigative businesses; and d) wrote-down the value of both tangible and intangible assets as a result of the impairment review.

As a result of the restructuring plan, we recorded a pre-tax charge of $10.3 million. At December 31, 2002 we had a restructuring accrual of $270,000 compared to $354,000 at December 31, 2001

relating to lease termination and other exit costs. This liability has been classified in accrued expenses and other current liabilities on our discontinued operations balance sheet and will be funded through cash provided by operating activities and our credit facility.

Integration and other non-recurring charges. Integration and other non-recurring charges increased $1.8 million, or 238.0%, to $2.6 million for fiscal 2002 compared to $776,000 for fiscal 2001. These charges reflect certain severance expenses, software write-off costs and other expenses associated with preparing the division for sale, as well as the expenses associated with integrating ITI into the Services Division.

Operating loss. Operating losses were $41.9 million for fiscal 2002, compared to an operating loss of $7.1 million for fiscal 2001 due to the factors discussed above.

Interest expense, net. Interest expense, net increased $203,000 or 142%, to $346,000 for fiscal 2002 compared to $143,000 for fiscal 2001. This increase was due to increased utilization of the Services Division's line of credit.

Other (income) expense, net. Other expense, net, was $99,000 for fiscal 2002, compared to other income, net of $218,000 for fiscal 2001. The increase expense in fiscal 2002 was a result of losses on the disposal of fixed assets and other asset write-offs.

Loss from discontinued operations before provision for income taxes (benefit). Loss from discontinued operations before provision for income taxes (benefit) was $41.5 million for fiscal 2002 and $7.1 million for fiscal 2001 due to the reasons discussed above.

Provision for income taxes (benefit). Income tax benefit was $2.4 million for fiscal 2002 compared to a benefit of $2.5 million for fiscal 2001. The effective tax rate for fiscal 2002 was a benefit of 5.9% compared to a benefit of 35.5% for fiscal 2001. The decrease in percentage benefit is primarily due to the inclusion in taxable income of certain expenses not deductible for tax purposes, including a $31.2 million charge for the impairment of long-lived assets.

Loss from discontinued operations. Loss from discontinued operations was $39.0 million for fiscal 2002 compared to a loss from discontinued operations of $4.6 million for fiscal 2001 due to the factors discussed above.

Fiscal 2001 as Compared to Fiscal 2000

Net (loss) income. Net income decreased $6.9 million to a net income of $10.1 million for fiscal 2001 compared to net income of $17.0 million for the year ended December 31, 2000 ("fiscal 2000"). Net income for fiscal 2001 includes income from continuing operations of $14.7 million and a loss from discontinued operations of $4.6 million, compared to income from continuing operations of $10.8 million and income from discontinued operations of $6.2 million for fiscal 2000.

Continuing Operations

Armor Holdings Product Division Revenues. Armor Holdings Product Division revenues increased $10 million, or 7.1% to $149.9 million in for fiscal 2001 ("fiscal 2001"), compared to $139.9 million for fiscal 2000 ("fiscal 2000"). Revenue increased during the year due to the acquisitions completed in fiscal 2000 and additional fiscal 2001 acquisitions. All of these acquisitions were accounted for as purchases and accordingly the results of their operations are included only from the date of acquisition. Products Division revenues include $7.2 million and $4.6 million from USDS, Inc. for the years ended December 31, 2001 and December 31, 2000, respectively. In our filings prior to June 30, 2002, we reported USDS, Inc. as a part of the Service Division. Not including these acquisitions, the Armor Holdings Product Division revenue decreased during fiscal 2001, due in part to shipping interruptions and order cancellations that resulted from the September 11 terrorist attacks against the World Trade Center and the Pentagon and to a slowdown in purchasing during the first quarter of 2001. We attribute a portion of the first quarter slowdown with the Bulletproof Vest Partnership Act (the "BVP Money") that provides federal matching funds to law enforcement agencies purchasing bullet resistant vests. We believe that agencies delayed their purchasing decisions during the first quarter of 2001 until such time as the BVP Money was fully allocated.



Mobile Security Revenues. Mobile Security Division revenues were $47.2 million, in fiscal 2001, compared to $0 in fiscal 2000. The Mobile Security Division was created through the acquisition of O'Gara-Hess & Eisenhardt Armoring Company, The O'Gara Company, and O'Gara Security Associates, Inc., which was completed on August 22, 2001, and only included in our financial statements from the date of acquisition. Revenues for the year ended 2001 included only four months of operations, from the date of acquisition.

Cost of sales. Cost of sales increased $40.9 million, or 47.8%, to $126.3 million for fiscal 2001 compared to $85.5 million for fiscal 2000. This increase was due primarily to the acquisition of the Mobile Security Division as well as overall revenue growth for the fiscal 2001 compared to fiscal 2000. As a percentage of total revenues, cost of sales increased to 64.1% of total revenues for fiscal 2001 from 61.1% for fiscal 2000. This increase as a percentage of total revenues was primarily due to the inclusion of the Mobile Security Division, which operates at lower average gross margins than the Products Division.

For fiscal 2001, gross margins in the Products Division were 39.3% compared to 39.8% reported in fiscal 2000, while the gross margins in the Mobile Security Division were 25.1% for the four-month stub portion for fiscal 2001. The decrease in the Products Division gross margins is attributable to the impact of higher proportional revenue of USDS, Inc., which operates at margins, which are significantly lower than the gross margins experienced within the other Products Division companies.

Operating expenses. Operating expenses increased $8.4 million, or 27.6%, to $38.7 million, or 19.6% of total revenues for fiscal 2001 compared to $30.3 million, or 21.7% of total revenues for fiscal 2000. This increase was primarily due to the operating expenses associated with the operations of the Mobile Security Division, acquired in August 2001, which were not included at all for the year ended December 31, 2000. Operating expenses also increased due to acquisitions in the Products Division including Monadnock and Lightning Powder, as well as general internal growth of the business. Operating expenses as a percent of sales decreased because the Mobile Security Division operates with a lower level of operating expenses as a percentage of sales than does the Products Division.

Amortization. Amortization expense increased $438,000, or 25.7%, to $2.1 million for fiscal 2001 compared to $1.7 million for fiscal 2000. Amortization expense increased during the year due to amortization of intangible assets acquired during fiscal 2000 through the acquisitions of Monadnock and Lightning Powder. In accordance with SFAS 142, we did not amortize goodwill from the O'Gara acquisition, which occurred subsequent to June 30, 2001.

Integration and other non-recurring charges. Integration and other non-recurring charges increased $.7 million, or 27.4%, to $3.3 million for fiscal 2001 compared to $2.6 million in fiscal 2000.

Fiscal 2001 integration expenses represent costs associated with the acquisitions and integration of the Mobile Security Division, Monadnock and Lightning Powder, as well as costs associated with our international tax minimization program. Fiscal 2000 integration expenses included costs associated with the acquisitions of Safariland, and Break-Free, as well as, costs associated with our international tax minimization program and other one time expenses incurred in the third quarter of 2000.

Operating income. Operating income from continuing operations increased $6.8 million, or 34.2%, to $26.7 million for fiscal 2001 compared to $19.9 million in fiscal 2000 due to the factors discussed above. USDS, Inc. contributed operating income that was previously reported as a part of the Services Division of $1.2 million and $889,000 for fiscal 2001 and 2000, respectively.

Interest expense, net. Interest expense, net increased $2.0 million, or 109% to $3.9 million for fiscal 2001 compared to $1.8 million for fiscal 2000. Interest expense, net increased during fiscal 2001 primarily due to interest on debt incurred to fund the acquisitions of Monadnock, Lightning Powder and the Mobile Security Division, which were each funded in part with cash from our revolving credit facility. Increased borrowings under the revolving credit facility were offset by lower interest rates on that debt. Interest expense, net includes interest on and amortization of the fees associated with our debt obligations, including our revolving credit facility, and the amortization of the discount on certain long-term liabilities acquired as part of the Safariland acquisition.

Other (income) expense, net. Other income, net, was $82,000 for fiscal 2001, compared to $67,000 for fiscal 2000.

Income from continuing operations before provision for income taxes. Income from continuing operations before provision for income taxes increased by $4.8 million to $22.9 million for fiscal 2001 compared to $18.1 million for fiscal 2000 due to the reasons discussed above.

Provision for income taxes. Provision for income taxes was $8.2 million for fiscal 2001 compared to $7.2 million for fiscal 2000.

Income from continuing operations. Income from continuing operations increased $3.9 million to $14.7 million for fiscal 2001 compared to $10.8 million for fiscal 2000 due to the factors discussed above.

Discontinued Operations

ArmorGroup Services Division revenues. Our ArmorGroup Services Division revenues increased $13.9 million, or 17.1%, to $94.9 million for fiscal 2001 compared to $81.1 million for fiscal 2000. For fiscal 2001, revenue increased due to the acquisition of International Training, Inc. ("ITI"), which was acquired as part of the acquisition of O'Gara and is included in the Services Division from the date of acquisition.

Cost of sales. Cost of sales increased $13.0 million, or 24.9%, to $65.0 million for fiscal 2001 compared to $52 million for fiscal 2000. This increase was due primarily to the acquisition of ITI. As a percentage of total revenue, cost of sales increased to 68.5% of total revenues for fiscal 2001 from 64.2% for fiscal 2000. Increased cost of sales is directly related to revenue increases associated with the ITI acquisition and internal revenue growth in our ArmorGroup Services Division. Increasing cost of sales as a percentage of total revenue reflects a shift in revenue mix in the ArmorGroup Service Division from investigations to security services which has lower margins. During 2001, ArmorGroup abandoned its US Investigations strategy by closing several higher margin business units while replacing this revenue with growth in lower margin security consulting service revenue.

Operating expenses. Operating expenses increased $4.4 million, or 22.1%, to $24.5 million (25.8% of total revenues) for fiscal 2001 compared to $20.1 million (24.7% of total revenues) for fiscal 2000. This increase was due to additional operating expenses associated with ITI's operations, acquired in August 2001 as well as internal revenue growth.

Amortization. Amortization expense decreased $206,000, or 11.9%, to $1.5 million for fiscal 2001 compared to $1.7 million for fiscal 2000. The reduction in amortization expense resulted from goodwill write-offs contained in our restructuring charge in the first quarter of 2001. In accordance with SFAS 142, we did not amortize the goodwill from acquisitions in the Services Division, which occurred after June 30, 2001.

Restructuring and related charges. In January 2001, our Board of Directors approved a restructuring plan to close its Services Division's U.S. investigative businesses, realign the division's organization, eliminate excess facilities and reduce overhead in its business worldwide. In connection with this restructuring charge, the Services Division performed a review of its long-lived assets to identify potential impairments. Pursuant to this restructuring plan, the Company a) eliminated 26 employees, primarily from its investigative business; b) eliminated an additional 24 employees from its security consulting business; c) incurred lease and other exit costs as a result of the closure of its investigative businesses; and d) wrote-down the value of both tangible and intangible assets as a result of the impairment review. Most of the significant actions contemplated by the restructuring plan have been completed during fiscal 2001.

As a result of the restructuring plan, we recorded a pre-tax charge of $10.3 million. As of December 31, 2001, we had a remaining liability of $354,000 relating to lease termination and other exit costs. This liability has been classified in accrued expenses and other current liabilities on our consolidated balance sheet and will be funded through cash provided by operating activities and our credit facility.

Equity in earnings of investees. Equity in earnings of investee was $87,000 in fiscal 2000 and relates to our 20% investment in Jardine Securicor Gurkha Services Limited, a Hong Kong joint venture company ("JSGS"), which we sold during fiscal 2000.



Integration and other non-recurring charges. Integration and other non-recurring charges increased $74,000, or 10.5% to $776,000 for fiscal 2001 compared to $702,000 for fiscal 2000. Fiscal 2001 integration expenses represent costs associated with the acquisitions and integration of ITI. Fiscal 2000 integration expenses included costs associated with the acquisitions of OVG/Traquair and Special Clearance Services and other one time expenses incurred in the third quarter of 2000.

Operating (loss) income. Operating loss was $7.1 million for fiscal 2001, compared to operating income of $6.6 million for fiscal 2000 due to the factors discussed above.

Interest expense (income), net. Interest expense (income), net increased $96,000, or 204.3%, to $143,000 for fiscal 2001 compared to $47,000 for fiscal 2000. This increase was due to increased utilization of the Services Division's overdraft line of credit.

Other (income) expense, net. Other income, net decreased $1.5 million, or 87.4% to $218,000 in fiscal 2001, compared to $1.7 million in fiscal 2000 which includes a gain related to the sale of our investment in JSGS in fiscal 2000.

(Loss) income from discontinued operations before provision for income taxes (benefit). Loss from discontinued operations before provision for income taxes (benefit) was $7.1 million for fiscal 2001 compared to income of $8.3 million for fiscal 2000 due to the reasons discussed above.

(Benefit) provision for income taxes. (Benefit) provision for income taxes was ($2.5) million for fiscal 2001 compared to $2.1 million for fiscal 2000. The effective tax rate for fiscal 2001 was a benefit of 35.5% compared to 25.3% for fiscal 2000. The decrease in benefit is primarily due to the inclusion in taxable income of certain expenses not deductible for tax purposes, including an $11.9 million charge for the impairment of long-lived assets.

(Loss) income from discontinued operations. Loss from discontinued operations was $4.6 million for fiscal 2001 compared to income from discontinued operations of $6.2 million for fiscal 2000 due to the factors discussed above.

Quarterly Results

Set forth below are certain unaudited quarterly financial data for each of our last eight quarters and certain such data expressed as a percentage of our revenue for the respective quarters. The information has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to fairly present such quarterly information in accordance with generally accepted accounting principles. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	Quarter Ended							
	(in thousands, except per share data)							
	Dec 31, 2002	Sept 30, 2002	Jun 30, 2002	Mar 31, 2002	Dec 31, 2001	Sept 30, 2001	Jun 30, 2001	Mar 31, 2001
Revenues								
Products	$ 48,897	$ 49,047	$43,057	$38,945	$42,285	$39,315	$38,100	$30,168
Mobile Security	34,454	31,510	28,548	30,659	37,883	9,349	—	—
Total Revenue	83,351	80,557	71,605	69,604	80,168	48,664	38,100	30,168
Operating income	10,815	10,337	8,168	9,045	10,590	5,328	7,127	3,628
Interest expense, net	254	343	284	42	1,334	1,102	775	653
Other expense (income), net	128	(13)	—	(64)	(228)	146	—	—
Income from continuing operations before taxes	10,433	10,007	7,884	9,067	9,484	4,080	6,352	2,975
Provision for income taxes	2,451	7,043	3,060	3,500	2,925	1,607	2,503	1,172
Income from continuing operations	7,982	2,964	4,824	5,567	6,559	2,473	3,849	1,803
(Loss) income from discontinuing operations before taxes	(23,862)	(17,032)	(817)	244	(1,042)	1,058	362	(7,443)
(Benefit) provision for income taxes	(2,863)	639	(68)	(149)	114	(292)	(87)	(2,244)
(Loss) income from discontinuing operations	(20,999)	(17,671)	(749)	393	(1,156)	1,350	449	(5,199)
Net (loss) income	$(13,017)	$(14,707)	$ 4,075	$ 5,960	$ 5,403	$ 3,823	$ 4,298	$(3,396)
Net income/(loss) per common share — Basic								
Income from continuing operations	$ 0.27	$ 0.10	$ 0.15	$ 0.18	$ 0.25	$ 0.10	$ 0.17	$ 0.08
Loss from discontinuing operations	(0.71)	(0.60)	(0.02)	0.01	(0.04)	0.06	0.02	(0.23)
Basic (loss) earnings per share	$ (0.44)	$ (0.50)	$ 0.13	$ 0.19	$ 0.21	$ 0.16	$ 0.19	$ (0.15)
Net income/(loss) per common share — Diluted								
Income from continuing operations	$ 0.27	$ 0.10	$ 0.15	$ 0.17	$ 0.24	$ 0.10	$ 0.16	$ 0.08
Loss from discontinuing operations	(0.71)	(0.59)	(0.02)	0.02	(0.04)	0.06	0.02	(0.22)
Diluted (loss) earnings per share	$ (0.44)	$ (0.49)	$ 0.13	$ 0.19	$ 0.20	$ 0.16	$ 0.18	$ (0.14)
Weighted average common shares outstanding								
Basic	29,456	29,708	31,193	31,030	26,138	23,645	23,007	22,861
Diluted	29,623	30,037	32,110	31,986	27,206	24,317	23,682	23,650
Revenues								
Products	58.7%	60.9%	60.1%	56.0%	52.7%	80.8%	100.0%	100.0%
Mobile Security	41.3%	39.1%	39.9%	44.0%	47.3%	19.2%	0.0%	0.0%
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating income	13.0%	12.8%	11.4%	13.0%	13.2%	10.9%	18.7%	12.0%
Interest expense, net	0.3%	0.4%	0.4%	0.1%	1.7%	2.3%	2.0%	2.2%
Other expense (income), net	0.2%	0.0%	0.0%	(0.1%)	(0.3%)	0.3%	0.0%	0.0%
Income from continuing operations before taxes	12.5%	12.4%	11.0%	13.0%	11.8%	8.4%	16.7%	9.9%
Provision for income taxes	2.9%	8.7%	4.3%	5.0%	3.6%	3.3%	6.6%	3.9%
Income from continuing operations	9.6%	3.7%	6.7%	8.0%	8.2%	5.1%	10.1%	6.0%
Income from discontinuing operations before taxes	(28.6%)	(21.1%)	(1.1%)	0.4%	(1.3%)	2.2%	1.0%	(24.7%)
(Benefit) provision for income taxes	(3.4%)	0.8%	(0.1%)	(0.2%)	(0.1%)	(0.6%)	(0.2%)	(7.4%)
Loss from discontinuing operations	(25.2%)	(21.9%)	(1.0%)	0.6%	(1.4%)	2.8%	1.2%	(17.2%)
Net income	(15.6%)	(18.3%)	5.7%	8.6%	6.7%	7.9%	11.3%	(11.3%)



Liquidity and Capital Resources

On August 22, 2001, we entered into an Amended and Restated Credit Agreement (the "Credit Agreement") with Bank of America, Canadian Imperial Bank of Commerce, First Union National Bank, Suntrust Bank, Republic Bank, Keybank National Association, and ING (U.S.) Capital LLC. Pursuant to the Credit Agreement, the lenders established a $120,000,000 line of credit for our benefit expiring on February 12, 2004. The Credit Agreement, among other things, provides for (i) total maximum borrowings of $120,000,000 and (ii) the capability for borrowings in foreign currencies. All borrowings under the Credit Agreement bear interest at either (i) a base rate, plus an applicable margin ranging from .000% to .375%, depending on certain conditions, (ii) a eurodollar rate, plus an applicable margin ranging from 1.125% to 1.875%, depending on certain conditions, or (iii) with respect to foreign currency loans, a fronted offshore currency rate, plus an applicable margin ranging from 1.125% to 1.875%, depending on certain conditions. In addition, the Credit Agreement includes both negative and affirmative covenants customary for a credit facility of this nature, such as limitations on capital expenditures, indebtedness, and sales of assets, minimum fixed charge coverage, maintenance of net worth, a limitation on senior indebtedness to capitalization, and a restriction against paying dividends. As of December 31, 2002 we are in compliance with all of our negative and affirmative covenants.

The Credit Agreement also provides that Bank of America will make swing-line loans to us of up to $5,000,000 for working capital purposes and will issue letters of credit on our behalf of up to $20,000,000. As of December 31, 2002, we had no outstanding borrowings under our Credit Facility, and Bank of America had issued $11.4 million in letters of credit giving us $108.6 million of availability under our credit agreement. All indebtedness under the Credit Agreement will mature on February 12, 2004. On December 31, 2002, we had approximately $6.9 million in total long-term debt for continuing operations, consisting of $3.9 million in industrial development revenue bonds and $3.0 million in other long-term liabilities assumed in connection with acquisitions.

In March 2002, our Board of Directors approved a stock repurchase program authorizing the repurchase of up to a maximum 3.2 million shares of our common stock. In February 2003, the Board of Directors increased this stock repurchase program to authorize the repurchase, from time to time depending upon market conditions and other factors, of up to an additional 4.4 million shares. Through March 10, 2003, we repurchased 3.3 million shares of our common stock under the stock repurchase program at an average price of $12.42 per share, leaving us with the ability to repurchase up to an additional 4.3 million shares of our common stock. Repurchases may be made in the open market, in privately negotiated transactions or otherwise.

We expect to continue our policy of repurchasing our common stock from time to time. In addition, our Credit Agreement permits us to repurchase shares of our common stock with no limitation if our ratio of Consolidated Total Indebtedness to Consolidated EBTIDA (as such terms are defined in the Credit Agreement) for any rolling twelve-month period is less than 1:00 to 1. At ratios greater than 1:00 to 1 our credit agreement limits our ability to repurchase shares at $15.0 million. This basket resets to $0 each time the ratio is less than 1.0.

Working capital, excluding amounts relating to discontinued operations, was $89.0 million and $112.8 million as of December 31, 2002 and December 31, 2001, respectively.

Our fiscal 2002 capital expenditures for continuing operations were $5.9 million. Our fiscal 2002 capital expenditures for discontinued operations were $4.5 million. Such expenditures include leasehold improvements, information technology and communications infrastructure equipment and software, and manufacturing machinery and equipment.

We anticipate that the cash generated from operations, proceeds from the sale of discontinued operations, cash on hand and available borrowings under the Credit Agreement will enable us to meet liquidity, working capital and capital expenditure requirements during the next 12 months. We may, however, require additional financing to pursue our strategy of growth through acquisitions. If such financing is required, there are no assurances that it will be available, or if available, that it can be obtained on terms favorable to us or on a basis that is not dilutive to our stockholders.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. This statement specifies that certain acquired intangible assets in a business combination be recognized as assets separately from goodwill and that existing intangible assets and goodwill be evaluated for these new separation requirements. The adoption of this statement did not have a material impact on our consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. In addition, this statement requires that goodwill be tested for impairment at least annually at the reporting unit level. We implemented SFAS No. 142 on January 1, 2002. In connection with the adoption of SFAS 142, we completed in the second quarter the transitional goodwill impairment test that compared the fair value of each reporting unit to its carrying value and determined that no impairment existed. The goodwill resulting from acquisitions made by us subsequent to June 30, 2001 was immediately subject to the non-amortization provisions of SFAS 142. Had we been accounting for goodwill under SFAS 142 for all periods presented, our net income and earnings per share would have been as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in thousands, except per share data)		
Reported net (loss)income	$(17,689)	$10,128	$17,048
Add back goodwill amortization, net of tax	—	3,044	2,943
Actual/pro forma adjusted net(loss)income	$(17,689)	$13,172	$19,991
Basic earnings per share			
Reported basic (loss) income per share	$ (0.58)	$ 0.42	$ 0.75
Goodwill amortization, net of tax	—	0.13	0.13
Actual/pro forma basic (loss) income per share	$ (0.58)	$ 0.55	$ 0.88
Diluted earnings per share			
Reported diluted (loss) income per share	$ (0.57)	$ 0.41	$ 0.73
Goodwill amortization, net of tax	—	0.12	0.13
Actual/pro forma diluted (loss) income per share	$ (0.57)	$ 0.53	$ 0.86

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. SFAS 143 requires the recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The provisions of SFAS 143 became effective for us on January 1, 2003. The effects of adopting this standard will not have a material effect on us.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. SFAS 144 requires that a long-lived asset to be (1) abandoned, (2) exchanged for a similar productive asset, or (3) distributed to owners in a spin-off be considered held and used until it is abandoned, exchanged, or distributed. SFAS 144 requires (1) that spin-offs and exchanges of similar productive assets be



recorded at the lower of carrying value or fair value, and that such assets be classified as held and used until disposed of and (2) that any impairment loss resulting from a spin-off or exchange of similar productive assets be recognized upon asset disposition. SFAS 144 provides for total assets and total liabilities of discontinued business segments to be presented in separate captions in assets and liabilities and also provides that future losses, if any, of discontinued business segments shall be reported as incurred. We adopted SFAS 144 effective January 1, 2002,. The reclassification of the Services Division to discontinued operations and subsequent reduction in its carrying value was in accordance with the provisions of SFAS 144.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission on FASB 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" (SFAS 145). Under SFAS 145, gains and losses related to the extinguishment of debt should no longer be segregated on the income statement from continuing operations. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002.

In June 2002, the FASB issued Statement of Financial Accounting Standard 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is effective for exit or disposal activities initiated on or after December 31, 2002. The effects of adopting this standard will not have a material effect on us.

In December 2002, the FASB issued Statement of Financial Accounting Standard 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS 148). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation" (SFAS 123), to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosures required by SFAS 148 are included in this document.

Inflation

We believe that the relatively moderate rates of inflation in recent years have not had a significant impact on our revenue or profitability. Historically, we have been able to offset any inflationary effects by either increasing prices or improving cost efficiencies.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

As a result of our global operating and financial activities, we are exposed to changes in raw material prices, interest rates and foreign currency exchange rates, which may adversely affect our results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, we manage exposure to changes in raw material prices, interest rates, and foreign currency exchange rates through our regular operating and financing activities. We do not utilize financial instruments for trading or other speculative purposes, nor do we utilize leveraged financial instruments or other derivatives for such purposes.

Market Rate Risk

The following discussion about our market rate risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates, foreign currency exchange rates, and equity security price risk. We do not use derivative financial instruments to hedge these risks.

Interest Rate Risk. Our exposure to market rate risk for changes in interest rates relate primarily to borrowings under our credit facilities and our short-term monetary investments. To the extent that, from time to time, we hold short-term money market instruments, there is a market rate risk for changes in interest rates on such instruments. To that extent, there is inherent rollover risk in the short-term money market instruments as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. However, there is no risk of loss of principal in the short-term money market instruments, only a risk related to a potential reduction in future interest income. Derivative instruments are not presently used to adjust our interest rate risk profile. We do not use derivative financial instruments to hedge this interest rate risk. However, in the future, we may consider the use of financial instruments to hedge interest rate risk.

On December 18, 2002, we sold a put option on 500,000 shares to an institutional counterparty with an exercise price of $13.99 per share and an expiration date of March 31, 2003 for $525,000. We have a maximum potential obligation under the put options to purchase 500,000 shares of our common stock at an exercise price of $13.99 for an aggregate of $7.0 million. Although certain other events can trigger exercise these put options are generally excercisable only at maturity on March 31, 2003. We have the right to settle the put options by cash settlement, physical settlement of the options or by net share settlement using shares of our common stock. In accordance with EITF Issue No. 00-19, we have recorded the sale of the put options in equity and as such, changes in fair value of the options have not been recognized in the financial statements. We may, from time to time, enter into additional put and call option arrangements.

Foreign Currency Exchange Rate Risk. The majority of our business is denominated in U.S. dollars. There are costs associated with our operations in foreign countries that require payments in the local currency. Where appropriate and to partially manage our foreign currency risk related to those payments we receive payment from customers in local currencies in amounts sufficient to meet our local currency obligations. We do not use derivatives or other financial instruments to hedge foreign currency risk.

Risks Associated With International Operations

We have business operations in numerous countries, including emerging markets in Africa, Asia and South America. We have invested substantial resources outside of the United States and plan to continue to do so in the future. Our international operations are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, potential difficulties in staffing and managing local operations, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, and local economic, political and social conditions. Governments of many developing countries have exercised and continue to exercise substantial influence over many aspects of the private sector. Government actions in the future could have a significant adverse effect on economic conditions in a developing country or may otherwise have a material adverse effect on us and our operating companies. We do not have political risk insurance in the countries in which we currently conducts business, but periodically analyze the need for and cost associated with this type of policy. Moreover, applicable agreements relating to our interests in our operating companies are frequently governed by foreign law. As a result, in the event of a dispute, it may be difficult for us to enforce our rights. Accordingly, we may have little or no recourse upon the occurrence of any of these developments.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of
Armor Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Armor Holdings, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill following adoption of Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP
March 30, 2003
Jacksonville, Florida

ARMOR HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND DECEMBER 31, 2001
(In Thousands, Except for Share Data)

	December 31, 2002	December 31, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 12,913	$ 47,489
Accounts receivable (net of allowance for doubtful accounts of $1,428 and $1,620)	58,513	50,119
Costs and earned gross profit in excess of billings	234	5,451
Inventories	62,330	50,553
Prepaid expenses and other current assets	12,212	8,947
Current assets of discontinued operations (Note 2)	28,825	37,562
Total current assets	175,027	200,121
Property and equipment (net of accumulated depreciation of $12,919 and $8,096)	47,136	36,704
Goodwill (net of accumulated amortization of $4,024 and $4,024)	98,736	86,808
Patents, licenses and trademarks (net of accumulated amortization of $2,169 and $1,930)	7,521	6,695
Long-term assets of discontinued operations (Note 2)	30,285	51,105
Other assets	9,048	6,624
Total assets	$367,753	$388,057
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 1,813	$ 1,773
Short term debt	599	709
Accounts payable	23,770	21,444
Accrued expenses and other current liabilities	25,116	25,796
Income taxes payable	5,913	—
Current liabilities of discontinued operations (Note 2)	17,225	7,676
Total current liabilities	74,436	57,398
Long-term debt, less current portion	5,072	4,225
Long-term liabilities of discontinued operations (Note 2)	168	415
Total liabilities	79,676	62,038
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 50,000,000 shares authorized; 33,593,977 and 33,065,904 issued; 29,456,692 and 30,857,019 outstanding at December 31, 2002 and December 31, 2001, respectively	336	331
Additional paid-in capital	307,487	301,995
Retained earnings	34,056	51,745
Accumulated other comprehensive loss	(4,169)	(4,473)
Treasury stock	(49,633)	(23,579)
Total stockholders' equity	288,077	326,019
Total liabilities and stockholders' equity	$367,753	$388,057

The accompanying notes are an integral part of these consolidated financial statements.



ARMOR HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In Thousands, Except for Per Share Data)

	December 31, 2002	December 31, 2001	December 31, 2000
Revenues:			
Products	$179,946	$149,868	$139,904
Mobile Security	125,171	47,232	—
Total Revenues	305,117	197,100	139,904
Costs and Expenses:			
Cost of sales	210,745	126,330	85,457
Operating expenses	49,836	38,659	30,286
Amortization	245	2,142	1,704
Integration and other non-recurring charges	5,926	3,296	2,588
Operating Income	38,365	26,673	19,869
Interest expense, net	923	3,864	1,849
Other expense (income), net	51	(82)	(67)
Income From Continuing Operations Before Provision for Income Taxes	37,391	22,891	18,087
Provision for Income Taxes	16,054	8,207	7,240
Income From Continuing Operations	21,337	14,684	10,847
Discontinued Operations (Note 2):			
(Loss) Income From Discontinued Operations Before (Benefit)	(41,468)	(7,066)	8,303
Provision for Income Taxes (Benefit) Provision for Income Taxes	(2,442)	(2,510)	2,102
(Loss) Income From Discontinued Operations	(39,026)	(4,556)	6,201
Net (Loss) Income	$(17,689)	$ 10,128	$ 17,048
Net (Loss)/income Per Common Share - Basic Income From Continuing Operations	$ 0.70	$ 0.61	$ 0.48
(Loss) Income From Discontinued Operations	(1.28)	(0.19)	0.27
Basic (Loss) Income Per Share	$ (0.58)	$ 0.42	$ 0.75
Net (Loss)/income Per Common Share — Diluted Income From Continuing Operations	$ 0.69	$ 0.59	$ 0.46
(Loss) Income From Discontinued Operations	(1.26)	(0.18)	0.27
Diluted (Loss) Income Per Share	$ (0.57)	$ 0.41	$ 0.73
Weighted Average Shares — Basic	30,341	23,932	22,630
Weighted Average Shares — Diluted	30,957	24,768	23,356

The accompanying notes are an integral part of these consolidated financial statements.

ARMOR HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(in thousands)

	Common Stock		Additional		Accumulated Other		
	Shares	Par Value	Paid-in Capital	Retained Earnings	Comprehensive Loss	Treasury Stock	Total
Balance, December 31, 1999	24,514	$245	$145,480	$ 26,615	$(1,351)	$(13,106)	$157,883
Exercise of stock options	333	3	1,470				1,473
Tax benefit from exercises of options			867				867
Issuance of stock for acquisitions	217	2	2,437				2,439
Repurchase of stock						(12,606)	(12,606)
Comprehensive income:							
Net income				17,048			17,048
Foreign currency translation adjustments, net of taxes of $179					(333)		(333)
Total Comprehensive income							16,715
Balance, December 31, 2000	25,064	$250	$150,254	$ 43,663	$(1,684)	$(25,712)	$166,771
Exercise of stock options	1,063	11	10,101				10,112
Tax benefit from exercises of options			3,116				3,116
Issuance of treasury shares for exercises of options	(119)	(1)	(123)	(2,046)		2,856	686
Issuance of common stock	5,765	58	117,969				118,027
Issuance of stock for acquisitions and additional							20,691
consideration for earnouts	1,293	13	20,678				
Repurchase of stock						(723)	(723)
Comprehensive income:							
Net income				10,128			10,128
Foreign currency translation adjustments, net of taxes of $713					(2,789)		(2,789)
Total Comprehensive income							7,339
Balance, December 31, 2001	33,066	$331	$301,995	$ 51,745	$(4,473)	$(23,579)	$326,019
Exercise of stock options	528	5	4,135				4,140
Tax benefit from exercises of options			832				832
Sale of put options			525				525
Repurchase of stock						(26,054)	(26,054)
Comprehensive income:							
Net income				(17,689)			(17,689)
Foreign currency translation adjustments, net of taxes of $364					304		304
Total Comprehensive income							(17,385)
Balance, December 31, 2002	33,594	$336	$307,487	$ 34,056	$(4,169)	$(49,633)	$288,077

The accompanying notes are an integral part of these consolidated financial statements.



ARMOR HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(in thousands)

	Year Ended		
	December 31, 2002	December 31, 2001	December 31, 2000
Cash Flows From Operating Activities:			
Income from continuing operations	$ 21,337	$ 14,684	$ 10,847
Adjustments to reconcile income from continuing operations to cash used in operating activities:			
Depreciation and amortization	5,580	5,614	3,462
Loss on disposal of fixed assets	200	191	110
Deferred income taxes	359	(373)	769
Changes in operating assets and liabilities, net of acquisitions:			
Increase in accounts receivable	(2,554)	(14,880)	(3,600)
Increase in inventories	(9,381)	(3,948)	(4,579)
(Increase) decrease in prepaid expenses and other assets	(2,246)	1,049	(6,396)
(Decrease) increase in accounts payable, accrued expenses and other current liabilities	(3,754)	7,181	381
Increase in income taxes payable	6,745	6,667	(2,928)
Net cash provided by (used in) operating activities	16,286	16,185	(1,934)
Cash Flows From Investing Activities:			
Purchase of patents and trademarks	(69)	—	(83)
Purchase of property and equipment	(5,902)	(5,644)	(4,063)
Additional consideration for purchased businesses	(9,375)	(3,270)	
Purchases of investments	—	—	(1,682)
Proceeds from sale of equity securities	—	843	857
Purchase of businesses, net of cash acquired	(8,818)	(39,365)	(14,220)
Net cash used in investing activities	(24,164)	(47,436)	(19,191)
Cash Flows From Financing Activities:			
Proceeds from the issuance of common stock	—	117,979	—
Proceeds from the exercise of stock options	4,227	10,160	1,473
Repurchases of treasury stock	(26,054)	(723)	(12,606)
Proceeds from the sale of put options	525	—	—
Proceeds from issuance of treasury shares for the exercise of stock options	—	686	—
Cash paid for deferred loan costs	—	(545)	(256)
Cash paid for offering costs	(326)	—	—
Repayments of long-term debt	(730)	(676)	(1,115)
Repayments of debt assumed in acquisitions	—	(1,315)	(1,132)
Borrowings under line of credit	32,372	98,286	75,647
Repayments under line of credit	(32,447)	(130,981)	(43,434)
Net cash (used in) provided by financing activities	(22,433)	92,871	18,577
Effect of exchange rate changes on cash and cash equivalents	(126)	(1,459)	(333)
Net cash used in discontinued operations	(4,139)	(14,336)	(2,754)
Net (Decrease) Increase in Cash and Cash Equivalents	(34,576)	45,825	(5,635)
Cash and Cash Equivalents, Beginning of Period	47,489	1,664	7,299
Cash and Cash Equivalents, End of Period	$ 12,913	$ 47,489	1,664
Cash and Cash Equivalents, End of Period			
Continuing Operations	$ 12,913	$ 47,489	$ 1,664
Discontinued Operations	3,638	6,230	5,593
	$ 16,551	$ 53,719	$ 7,257

The accompanying notes are an integral part of these consolidated financial statements.

ARMOR HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company and nature of business. Armor Holdings, Inc. (the "Company" or "Armor") is a leading manufacturer and provider of security products, vehicle armor systems and security risk management services. Armor's products and services are used by military, law enforcement, security and corrections personnel throughout the world, as well as governmental agencies, multinational corporations and non-governmental organizations. The Company is organized and operated under three business segments: Armor Holdings Products; Armor Mobile Security; and ArmorGroup Services. ArmorGroup Services has been classified as discontinued operations. The amounts disclosed in the footnotes are related to continuing operations unless otherwise indicated.

Continuing Operations

Armor Holdings Products. Our Armor Holdings Products Division manufactures and sells a broad range of high quality, branded law enforcement equipment, such as concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, emergency lighting products, forensic products, firearms accessories and weapon maintenance products. Our products are marketed under brand names that are well-known and respected in the military and law enforcement communities such as American Body Armor™, Safariland®, B-Square™, Break-Free®, Defense Technology/Federal Laboratories™, MACE®, PROTECH™, NIK®Public Safety, Monadnock™ Lifetime Products, Identicator™, Lightning Powder®, SpeedFeed™, and 911EP®. We sell our manufactured products primarily to law enforcement agencies through a worldwide network of over 350 distributors and sales agents, including approximately 200 in the United States. Our extensive distribution capabilities and commitment to customer service and training have enabled us to become a leading provider of security equipment to law enforcement agencies.

Armor Mobile Security. Our Armor Mobile Security Division manufactures and installs ballistic and blast protected armoring systems for military vehicles, commercial vehicles, military aircraft, and missile components. Under the brand name O'Gara-Hess & Eisenhardt, we are the sole-source provider to the U.S. military for the supply of armoring and blast protection systems for the High Mobility Multi-purpose Wheeled Vehicle (the "HMMWV"). We have also entered into an agreement to provide systems technical support for HMMWVs. There is currently an installed base of approximately 3,500 up-armored HMMWVs. We provide spare parts and maintenance services for the installed HMMWVs and we expect that our maintenance services may increase if the U.S. military substantially increases its HMMWV purchases or substantially increases its use of the current installed base. Additionally, the Armor Mobile Security Division has been subcontracted to develop a ballistically armored and sealed truck cab for the High Mobility Artillery Rocket System ("HIMARS"), a program currently in development for the U.S. Army. The Division also markets armor sub-systems for other tactical wheeled vehicles. We armor a variety of commercial vehicles, including limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles, to protect against varying degrees of ballistic and blast threats.

Discontinued Operations

Services Division. Our Services Division provides a broad range of sophisticated security risk management solutions to multinational corporations in diverse industries such as natural resources, financial services and consumer products, and to governmental and non-governmental agencies such as the U.S. Departments of State and Defense, the United Nations, United States Agency for International Development ("USAID") and Britain's Department for International Development. Our clients typically have personnel and other investments in unstable and often more risky areas of the world. Through our offices on five continents, we provide our multinational clients with a diversified portfolio of security solutions to assist them in mitigating risks to their operations around the world. Our highly trained, multilingual, and experienced security personnel work closely with our clients to create and implement solutions to complex security problems. These services include security planning, advice and management, security systems integration, intellectual property asset protection, due diligence investigations and



ARMOR HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

training programs in counterintelligence, counter-surveillance, advanced driving techniques and ballistics. We believe that many of our security services, while often representing a small portion of our clients' overall cost of doing business, are critical to our clients' success. We believe that this creates a consistent demand for our premium services at attractive margins.

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. In consolidation, all material intercompany balances and transactions have been eliminated. Results of operations of companies acquired in transactions accounted for under the purchase method of accounting are included in the financial statements from the date of the acquisition.

Cash and cash equivalents. We consider all highly liquid investments purchased with maturities of three months or less, at date of purchase, to be cash equivalents.

Concentration of credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalents with what it believes to be various high quality banks. Amounts held in individual banks may periodically exceed, for brief time periods, federally insured amounts. Our accounts receivable consist of amounts due from customers and distributors located throughout the world. International product sales generally require cash in advance or confirmed letters of credit on United States ("U.S.") banks. We maintain reserves for potential credit losses. As of December 31, 2002 and 2001, management believes that we have no significant concentrations of credit risk.

Inventories. Inventories are stated at the lower of cost or market determined on the first-in, first-out ("FIFO") method.

Fair value of financial instruments. The carrying value of cash and cash equivalents, accounts receivable, other receivables, accounts payable, and short and long-term debt approximates fair value at December 31, 2002 and 2001.

Property and equipment. Property and equipment are carried at cost less accumulated depreciation. Upon disposal of property and equipment, the appropriate accounts are reduced by the related cost and accumulated depreciation. The resulting gains and losses are reflected in consolidated earnings. Depreciation is computed using the straight-line method over the estimated lives of the related assets as follows:

Buildings and improvements	5 - 39 years
Machinery and equipment	3 - 7 years

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill and other intangible assets are stated on the basis of cost. The $46.3 million in goodwill resulting from acquisitions made by the Company subsequent to June 30, 2001 was immediately subjected to the non-amortization provisions of SFAS 142. See also "Impairment and Recent Accounting Pronouncements" which follows.

Patents, licenses and trademarks. Patents, licenses and trademarks were primarily acquired through acquisitions accounted for by the purchase method of accounting. Such assets are amortized on a straight-line basis over their remaining lives useful lives.

Impairment. Long-lived assets including certain identifiable intangibles, and the goodwill, are reviewed for annually impairment or whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable including, but not limited to, a deterioration of profits for a business segment that has long-lived assets, and when other changes occur which might impair recovery of long-lived assets. Management has reviewed our long-lived assets and has taken an impairment charge of $31.1 million to reduce the carrying value of the Services Division to estimated realizable value. The method used to determine the existence of an impairment would be

generally by discounted operating cash flows estimated over the remaining useful lives of the related long-lived assets or estimated realizable amounts on assets of discontinued operations. Impairment is measured as the difference between fair value and unamortized cost at the date impairment is determined.

Research and development. Research and development costs are included in operating expenses as incurred and for the years ended December 31, 2002, 2001 and 2000, approximated $2,968,000, $2,353,000 and $2,590,000, respectively.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include the carrying value of long-lived assets, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for potential litigation claims and settlements; and contract contingencies and obligations. Actual results could differ from those estimates.

Income taxes. We account for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under the asset and liability method specified thereunder, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are offset by deferred tax assets relating to net operating loss carryforwards and deductible temporary differences. Future benefits obtained either from utilization of net operating loss carryforwards or from the reduction in the income tax asset valuation allowance existing on September 20, 1993 have been and will be applied to reduce reorganization value in excess of amounts allocable to identifiable assets. At December 31, 2002 and 2001, our consolidated foreign subsidiaries have unremitted earnings of approximately $3.0 million and $1.3 million, respectively on which we have not recorded a provision for United States Federal income taxes since these earnings are considered to be permanently reinvested. Such foreign earnings have been taxed according to the regulations existing in the countries in which they were earned.

Revenue recognition. We record products revenue at the time of shipment. Returns are minimal and do not materially effect the financial statements.

We record revenue from its Mobile Security Division when the vehicle is shipped, except for larger commercial contracts typically longer than four months in length and the contract for the delivery of HMMWVs to the U.S. Government which continues through 2005. Revenue from such contracts is recognized on the percentage of completion, units-of-work performed method. HMMWV units sold to the U.S. Government are considered complete when the onsite Department of Defense officer finishes the inspection of the HMMWV and approves it for delivery. Should such contracts be in a loss position, the entire estimated loss would be recognized for the balance of the contract at such time. Current contracts are profitable.

We record service revenue as services are provided on a contract by contract basis. Revenues from service contracts are recognized over the term of the contract.

Advertising. We expense advertising costs as expense in the period in which they are incurred.

Earnings per share. Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding compounding the effects of all potentially dilutive common stock equivalents, principally options, except in cases where the effect would be anti-dilutive.

Comprehensive income and foreign currency translation. In accordance with SFAS No. 130, "Reporting Comprehensive Income", assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange existing at year-end and revenues and expenses are translated at the average monthly exchange rates. The cumulative translation adjustment, net of tax, which represents the effect of translating assets and liabilities of our foreign operations is recorded as a



ARMOR HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

reduction of equity of $4,169,000 and $4,473,000 for the years ended December 31, 2002 and 2001, respectively, and is classified as accumulated other comprehensive loss. The current year change in the accumulated amount, net of tax, is included as a component of comprehensive income.

Stock options and Grants. SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") establishes a fair value based method of accounting for stock-based employee compensation plans; however, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation costs is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. We have elected to continue to account for its employee stock compensation plans under APB Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

If compensation cost for stock option grants had been determined based on the fair value on the grant dates for 2002, 2001 and 2000 consistent with the method prescribed by SFAS No. 123, the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2002	2001	2000
	(In Thousands, Except Per Share Data)		
Net income as reported	$(17,689)	$10,128	$17,048
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,053)	(2,435)	(803)
	$(22,742)	$ 7,693	$16,245
Earnings per share:			
Basic – as reported	$ (0.58)	$ 0.42	$ 0.75
Basic – pro forma	$ (0.75)	$ 0.32	$ 0.72
Diluted – as reported	$ (0.57)	$ 0.41	$ 0.73
Diluted – pro forma	$ (0.74)	$ 0.31	$ 0.70

Reclassifications. Certain reclassifications have been made to the 2001 and 2000 financial statements in order to conform to the presentation adopted for 2002. These reclassifications had no effect on net income or retained earnings.

Recent accounting pronouncements. In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. This statement specifies that certain acquired intangible assets in a business combination be recognized as assets separately from goodwill and that existing intangible assets and goodwill be evaluated for these new separation requirements. The adoption of this statement did not have a material impact on our consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. In addition, this statement requires that goodwill be tested for impairment at least annually at the reporting unit level. We implemented SFAS No. 142 on January 1, 2002. In connection with the adoption of SFAS 142, we completed in the second quarter the transitional goodwill

impairment test that compared the fair value of each reporting unit to its carrying value and determined that no impairment existed. The goodwill resulting from acquisitions made by us subsequent to June 30, 2001 was immediately subject to the non-amortization provisions of SFAS 142. Had we been accounting for goodwill under SFAS 142 for all periods presented, our net income and earnings per share would have been as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
	(In Thousands, Except Per Share Data)		
Reported net (loss) income	$(17,689)	$10,128	$17,048
Add back goodwill amortization, net of tax	—	3,044	2,943
Actual/pro forma adjusted net (loss) income	$(17,689)	$13,172	$19,991
Basic earnings per share			
Reported basic (loss) income per share	$ (0.58)	$ 0.42	$ 0.75
Goodwill amortization, net of tax	—	0.13	0.13
Actual/pro forma basic (loss) income per share	$ (0.58)	$ 0.55	$ 0.88
Diluted earnings per share			
Reported diluted (loss) income per share	$ (0.57)	$ 0.41	$ 0.73
Goodwill amortization, net of tax	—	0.12	0.13
Actual/pro forma diluted (loss) income per share	$ (0.57)	$ 0.53	$ 0.86

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. SFAS 143 requires the recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The provisions of SFAS 143 will become effective for us on January 1, 2003. The effects of adopting this standard will not have a material effect on the US.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. SFAS 144 requires that a long-lived asset to be (1) abandoned, (2) exchanged for a similar productive asset, or (3) distributed to owners in a spin-off be considered held and used until it is abandoned, exchanged, or distributed. SFAS 144 requires (1) that spin-offs and exchanges of similar productive assets to be recorded at the lower of carrying value or fair value, and that such assets be classified as held and used until disposed of and (2) that any impairment loss resulting from a spin-off or exchange of similar productive assets be recognized upon asset disposition. SFAS 144 also states that the total assets and total liabilities of discontinued business segments shall be presented in separate captions in assets and liabilities. SFAS 144 also provides that future losses, if any, of discontinued business segments shall be reported as incurred. Effective January 1, 2002, we adopted SFAS 144. The reclassification of the Services division to discontinued operations and subsequent reduction in its carrying value was a result of our adoption of SFAS 144 (See Note 2).

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Recission on FASB 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" (SFAS 145). Under SFAS 145, gains and losses related to the extinguishment of debt should no longer be segregated



ARMOR HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

on the income statement from continuing operations. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 with early adoption encouraged. The effects of adopting this standard will not have a material effect on us.

In June 2002, the FASB issued Statement of Financial Accounting Standard 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS 146 is effective for exit or disposal activities initiated on or after December 31, 2002. The effects of adopting this standard will not have a material effect on the us.

In December 2002, the FASB issued Statement of Financial Accounting Standard 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS 148). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation" (SFAS 123), to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements of SFAS 148 are included in this document.

2. Discontinued Operations

On July 15, 2002, we announced plans to sell the Services division and the retention of Merrill Lynch & Company to assist in the sale. In accordance with Statement of Accounting Standards 144, Accounting for Impairment or Disposal of Long-Lived Assets, the assets and liabilities of the Services division have been classified as held for sale, with its operating results in the current and prior periods reported in discontinued operations for the year ended December 31, 2002, 2001 and 2000. USDS, Inc., a subsidiary providing certain training services, formerly reported as a part of the Services Division is not included in the amounts classified as assets held for sale. The assets and liabilities as well as the operating results of USDS, Inc. have been reclassified to the Armor Holdings Products Division where management oversight currently resides.

On January 24, 2003, we executed an agreement to negotiate exclusively with an undisclosed party for the sale the Security consulting business of our ArmorGroup Services Division, headquartered in London. Separately, on January 16, 2003 we executed an agreement to negotiate exclusively with an undisclosed party for the sale of the ArmorGroup Integrated Systems business of our ArmorGroup Services Division. The terms of both transactions and the identities of both buyers are protected by confidentiality agreements. These two transactions represent approximately 94% of the net assets of the Services Division, currently reported as Discontinued Operations.

Both transactions are subject to, among other conditions, ongoing due diligence and the execution of definitive purchase agreements.

Based upon our analysis and discussions with our advisors regarding the estimated realizable value of the Services Division, we reduced the carrying value of the Services Division, and recorded an impairment charge of $30.3 million. This impairment charge consisted of approximately $6.1 million in estimated disposal costs and a $24.2 million non-cash goodwill reduction. The reduction in the carrying value of the Services Division is Management's estimate based upon all of the best information currently available, including discussions with its investment bankers. The actual proceeds from the disposal of our Services Division may differ materially from our current estimates and therefore could result in either a gain or a loss upon final disposal.

In January 2001, our Services Division was classified as discontinued operations approved a restructuring plan to close its U.S. investigative businesses, realign the division's organization, eliminate excess facilities and reduce overhead in its businesses worldwide. In connection with this restructuring

plan, the division performed a review of its long-lived assets to identify potential impairments. Pursuant to this restructuring plan, ArmorGroup i) eliminated 26 employees, primarily from its investigative businesses, ii) eliminated an additional 24 employees from its security business, iii) incurred lease and other exit costs as a result of the closure of its investigative businesses, and iv) wrote-down the value of both tangible and intangible assets as a result of the impairment review. All of the significant actions contemplated by the restructuring plan have been completed.

As a result of the restructuring plan, we recorded a pre-tax charge of $10.3 million. As of December 31, 2002, we had a remaining liability of $270,000 after fiscal year 2002 utilization of $84,000 relating to lease termination costs. The remaining liability has been classified in accrued expenses in and other current liabilities discontinued operations on the consolidated balance sheet.

The following is a summary of the operating results of the discontinued operations for the year ended December 31, 2002, 2001 and 2000.

	December 31, 2002	December 31, 2001	December 31, 2000
		(In Thousands)	
Revenue	$ 98,263	$94,928	$81,051
Cost of sales	75,779	65,021	52,042
Gross Profit	22,484	29,907	29,009
Operating expenses	30,588	24,496	20,055
Amortization expenses	—	1,519	1,725
Charge for impairment of long-lived assets	30,296	—	—
Restructuring and related charges	—	10,257	—
Equity in earnings of investees	—	—	(87)
Integration and other non-recurring charges	2,623	776	702
Operating (loss) income	(41,023)	(7,141)	6,614
Interest expense, net	346	143	47
Other expense (income), net	99	(218)	(1,736)
(Loss) income from discontinued operations before provision (benefit) for income taxes	(41,468)	(7,066)	8,303
(Benefit) provision for income taxes (a)	(2,442)	(2,510)	2,102
(Loss) income from discontinued operations	$(39,026)	$(4,556)	$ 6,201

(a) Fiscal 2002 income taxes exclude additional expense of $1,475,000 per paragraphs 26 and 27 of SFAS No. 109 included in income from continuing operations on a consolidated basis. See Note 13.



ARMOR HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The following is a summary of the assets and liabilities of our discontinued operations:

	December 31, 2002	December 31, 2001
	(In Thousands)	
Assets		
Cash and cash equivalents	$ 3,638	$ 6,230
Accounts receivable, net	16,228	24,040
Other current assets	8,959	7,292
Total current assets	28,825	37,562
Property, plant and equipment, net	12,481	9,358
Goodwill, net	12,995	36,865
Other assets	4,809	4,882
Total assets of discontinued operations	$59,110	$88,667
Liabilities		
Current portion of long-term debt	$ 186	$ 282
Short-term debt	350	681
Accounts payable	2,405	2,692
Accrued expenses and other current liabilities	14,284	4,021
Total current liabilities	17,225	7,676
Long-term debt	168	415
Total liabilities of discontinued operations	$17,393	$ 8,091

3. Comprehensive Income

The components of comprehensive income, net of tax benefits of $364,000, $713,000 and $179,000 for the years ended December 31, 2002, 2001 and 2000, are listed below:

	December 31, 2002	December 31, 2001	December 31, 2000
		(In Thousands)	
Net (loss) income	$(17,689)	$10,128	$17,048
Other comprehensive loss:			
Foreign currency translations, net of tax	304	(2,789)	(333)
Comprehensive (loss) income:	$(17,385)	$ 7,339	$16,715

4. Business Combinations

We have completed numerous purchase business combinations for cash and/or shares of our common stock and assumption of liabilities in certain cases. In the three years in the period ended December 31, 2002, the following acquisitions were completed:

	Total Consideration	Shares Issued	Value of Shares
	(In Thousands, Except Shares Issued)		
2000			
Aggregate 2002 acquisitions (1)	$ 8,818	—	—
Additional purchase price paid/issued for acquisition earnouts	9,375	—	—
	$18,193	—	—

	Total Consideration	Shares Issued	Value of Shares
	(In Thousands, Except Shares Issued)		
2001			
Aggregate 2001 acquisitions (2)	$59,887	1,224,302	$19,604
Additional purchase price paid/issued for acquisition earnouts	3,904	68,888	1,087
	$63,791	1,293,190	$20,691
2000			
Aggregate 2000 acquisitions (3)	$14,220	—	$ —
Additional purchase price paid/issued for acquisition earnouts	200	14,996	200
	$14,420	14,996	$200

(1) Includes Speedfeed, Inc., Foldable Products Group, B-Square, Inc., Evi-Paq, Inc., Trasco Bremen and 911 Emergency Products.

(2) Includes O'Gara-Hess & Eisenhardt Companies, Guardian and Identicator.

(3) Includes Breakfree, Inc., Monadnock Lifetime Products and Lightning Powder.

Businesses acquired are included in consolidated results including discontinued operations from the date of acquisition. Pro forma results of the 2002 and 2000 acquisitions are not presented as they would not differ by a material amount from actual results. The following unaudited pro forma consolidated results are presented to show the results on a pro forma basis as if the 2001 acquisitions had been made as of January 1, 2001 and January 1, 2000:

	2001	2000
	(In Thousands, Except Per Share Data)	
Revenues	$370,842	$333,375
Net income	$ 6,453	$ 14,325
Basic earnings per share	$ 0.26	$ 0.61
Diluted earnings per share	$ 0.25	$ 0.59
Weighted average shares - basic	24,579	23,639
Weighted average shares - diluted	25,415	24,365

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Products	Mobile Security	Total
		(in thousands)	
Balance at January 1, 2001	$52,845	$33,963	$86,808
Goodwill acquired during year	7,298	4,630	11,928
Balance at December 31, 2002	$60,143	$38,593	$98,736



ARMOR HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

5. Inventories

The components of inventory as of December 31, 2002 and 2001 are as follows:

	2002	2001
	(In Thousands)	
Raw materials	$30,211	$28,796
Work-in-process	15,733	12,941
Finished goods	16,386	8,816
	$62,330	$50,553

6. Property and Equipment

Property and equipment as of December 31, 2002 and 2001 are summarized as follows:

	2002	2001
	(In Thousands)	
Land	$ 5,557	$ 3,571
Buildings and improvements	23,964	16,083
Machinery and equipment	30,534	25,146
Total	60,055	44,800
Accumulated Depreciation	(12,919)	(8,096)
	$ 47,136	$36,704

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was approximately $4,953,000, $3,031,000, and $2,074,000 respectively. In the statement of operations on continuing operations for the years ended December 31, 2002, 2001 and 2000, depreciation expense has been reduced by $130,000 in each year for the amortization of the proceeds received under an economic development grant received from the Department of Housing and Urban Development.

7. Accrued Expenses and Other Current Liabilties

Accrued expenses and other current liabilities as of December 31, 2002 and 2001 are summarized as follows:

	2002	2001
	(In Thousands)	
Accrued expenses	$16,988	$18,269
Customer Deposits	6,302	7,002
Deferred consideration for acquisitions	1,826	525
	$25,116	$25,796

8. Debt

	2002	2001
	(In Thousands)	
Credit facility (a)	$ —	$ —
Ontario Industrial Development Authority Variable Rate Demand Industrial Development Revenue Bonds, Series 1989 payable in annual installments of $200 to $300, through August 1, 2014, with interest paid monthly at varying rates	2,800	3,000
Note payable in scheduled installments through 2013, with an interest rate of 5%	1,582	—
Economic Development Revenue Bonds, payable in scheduled installments through September 2016, with a variable interest rate approximating 85% of the bond equivalent yield of the 13 week U.S. Treasury bills (not to exceed 12%) which approximated 1.5% and 2.75% at December 31, 2002 and 2001, respectively	1,075	1,150
Note to former officer payable in monthly principal and interest installments of $7 through December 31, 2009 with an imputed interest rate of 9.25%	399	438
Minimum guaranteed royalty to former officer payable in monthly principal and interest installments of $4 through August 2005, with an imputed interest rate of 9.2%	114	152
Minimum guaranteed royalty to former officer payable in monthly principal and interest installments of $36 through April 2005, with an imputed interest rate of 7.35%	915	1,258
	$ 6,885	$ 5,998
Less current portion	(1,813)	(1,773)
	$ 5,072	$ 4,225

Credit Facility (a) - On August 22, 2001, we entered into an Amended and Restated Credit Agreement (the "Credit Agreement") with Bank of America, Canadian Imperial Bank of Commerce, First Union National Bank, Suntrust Bank, Republic Bank, Keybank National Association, and ING (U.S.) Capital LLC. Pursuant to the Credit Agreement, the lenders established a $120,000,000 line of credit for our benefit expiring on February 12, 2004. The Credit Agreement, among other things, provides for (i) total maximum borrowings of $120,000,000 and (ii) the capability for borrowings in foreign currencies. All borrowings under the Credit Agreement bear interest at either (i) a base rate, plus an applicable margin ranging from .000% to .375%, depending on certain conditions, (ii) a eurodollar rate, plus an applicable margin ranging from 1.125% to 1.875%, depending on certain conditions, or (iii) with respect to foreign currency loans, a fronted offshore currency rate, plus an applicable margin ranging from 1.125% to 1.875%, depending on certain conditions. In addition, the Credit Agreement includes both negative and affirmative covenants customary for a credit facility of this nature, such as a limitation on capital expenditures, foreign indebtedness, minimum fixed charge coverage and a restriction against paying dividends.

The Credit Agreement also provides that Bank of America will make swing-line loans to us of up to $5,000,000 for working capital purposes and will issue letters of credit on our behalf of up to $20,000,000. As of December 31, 2002, we had no outstanding borrowings under our Credit Facility, and Bank of America had issued $11.4 million in letters of credit on our behalf under the Credit Agreement. All indebtedness under the Credit Agreement will mature on February 12, 2004. We had approximately $6.9 million in other long-term debt, net of current portion, consisting primarily of $3.9 million in industrial development revenue bonds.



ARMOR HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

As part of the Credit Agreement, all of our direct and indirect domestic subsidiaries agreed to guarantee our obligations under the Credit Agreement. The Credit Agreement is collateralized by (1) a pledge of all of the issued and outstanding shares of stock of certain domestic subsidiaries of the Company pursuant to a pledge agreement and (2) a pledge of 65% of the issued and outstanding shares of our first tier foreign subsidiaries. The Credit Agreement includes both negative and affirmative covenants customary for a credit facility of this nature, such as a limitation on capital expenditures, foreign indebtedness, minimum fixed charge coverage and a restriction against paying dividends.

Maturities of long-term debt are as follows:

Year Ended	(In Thousands)
2003	$1,813
2004	917
2005	550
2006	393
2007	443
Thereafter	2,769
	$6,885

9. Integration and Other Non-Recurring Charges

As a result of its acquisition program, we incurred integration and other non-recurring charges of approximately $5.9 million, $3.3 million and $2.6 million for the years ending December 31, 2002, 2001 and 2000, respectively. These costs related to the relocation of assets and personnel, severance costs, systems integration, domestic and international tax restructuring as well as integrating the sales and marketing functions for the acquired companies.

10. Commitments and Contingencies

Employment contracts. We are party to several employment contracts at year ending December 31, 2002 with certain members of management. Such contracts are for varying periods and include restrictions on competition after termination. These agreements provide for salaries, bonuses and other benefits and also specify and delineate the granting of various stock options.

Legal/litigation matters. In 1997 we terminated several agreements with a Dutch company, Airmunition International, B.V. (AMI), and with a British company, Crown Limited (Crown). AMI and Crown started an action against us before the Netherlands Arbitration Institute in Rotterdam, Holland claiming breach of contract and unauthorized use of confidential information and seeking damages of $20.5 Million. The case is currently pending, and while we are contesting the allegations vigorously, we are unable to predict the outcome of this matter. Although we do not have insurance coverage for this matter, at this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

On January 16, 1998, our Services Division ceased operations in Angola. The cessation of operations in Angola was dictated by that government's decision to deport all of our expatriate management and supervisors. As a result of the cessation of operations in Angola, our Services Division became involved in various disputes with SHRM S.A.("SHRM"), its minority joint venture partner relating to the Angolan joint venture known as Defense System International Africa ("DSIA"). On March 6, 1998, SIA (a subsidiary of SHRM) filed a complaint against Defense Systems France, SA ("DSF") before the Commercial Court of Nanterre (Tribunal de Commerce de Nanterre) seeking to be paid an amount of $577,286 corresponding to an alleged debt of DSIA to SIA. On June 27, 2000, the judge of the Paris Commercial Court ruled SHRM did not provide evidence required to establish its standing and the proceedings brought by SHRM were cancelled. On October 3, 2000, a winding up petition was served by DSF against DSIA. On October 31, 2000, SHRM filed a counterclaim seeking to have this winding up

petition dismissed. On November 28, 2000, SHRM appealed the June 27, 2000 judgement rendered by the Paris Commercial Court, claiming that the Paris Commercial Court no longer had jurisdiction over the case. On September 18, 2001, the Paris Commercial Court stayed the proceeding pending the outcome of the appeal. A hearing with the Court of Appeal on the standing of SHRM and on the merits was held on October 24, 2002. The Commercial Court of Nanterre has stayed the proceedings before it, pending the decisions of the Court of Appeal and the Paris Commercial Court. In February 2003, the Court of Appeal ruled against SHRM and its parent entity, Compass Group, effectively ending all further proceedings on the merits of Compass' claims. The decision is appealable by Compass.

In 1999 and prior to our acquisition of OHEAC in 2001, O'Gara-Hess & Eisenhardt Armoring do Brasil Ltda. (OHE Brazil) was audited by the Brazilian federal tax authorities and assessed over Ten Million Reals (US$2.8 Million based on the exchange rate as of December 31, 2002). OHE Brazil has appealed the tax assessment and the case is pending. To the extent that there may be any liability, we believe that we are entitled to indemnification from Kroll, Inc. under the terms of our purchase agreement dated April 20, 2001, despite the denial by Kroll, Inc. of any such liability, because the events occurred prior to our purchase of the O'Gara Companies from Kroll, Inc. Additionally, Kroll, Inc. has provided us with a US$1.5 Million letter of credit until August 21, 2008 in order to collateralize Kroll's indemnification obligation, which is capped at US$5 Million with respect to this matter. At this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

In 1999 and prior to our acquisition of OHEAC in 2001, several of the former employees of Kroll O'Gara Company de Mexico, S.A. de C.V. (O'Gara Mexico), a subsidiary of OHEAC, commenced labor claims against O'Gara Mexico seeking damages for unjustified termination. These cases are still pending before the labor board in Mexico City. The terminated employees are seeking back pay and benefits since the date of termination amounting to approximately US $2,890,998, and accruing at approximately US $50,400 per month. To the extent that there may be any liability, we believe that we are entitled to indemnification from Kroll, Inc. under the terms of our purchase agreement dated April 20, 2001, despite the denial by Kroll, Inc. of any such liability, because the events occurred prior to our purchase of the O'Gara Companies from Kroll, Inc. Although we do not have any insurance coverage for this matter, at this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

In August 2001, Defense Technology Corporation of America ("DTC"), one of our subsidiaries, received a civil subpoena from the United States Environmental Protection Agency requesting information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act regarding the possible impact of the Casper, Wyoming tear gas facility on the environment. DTC responded to the request, and to date the EPA has not taken any further action with respect to the matter. At this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

In December 2001, OHE France sold its industrial bodywork business operated under the name Labbe/Division de O'Gara Hess & Eisenhardt France/ Carrosserie Industriells to SNC Labbe. Subsequent to the sale the Labbe Family Trust (LFT), owner of the leasehold interest upon which the Carrosserie business is operated, sued OHE France and SNC Labbe claiming that transfer of the leasehold was not valid because the LFT had not given its consent to the transfer as required under the terms of the lease. Further, LFT seeks to have OHE France, as the sole tenant, maintain and repair the leased building. The approximate cost of renovating the building is estimated to be between US $3.2 and US $6.4 million based on the exchange rate as of December 31, 2002. The case is currently pending, and while we are contesting the allegations vigorously, we are unable to predict the outcome of this matter. Although we do not have any insurance coverage for this matter, at this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

In December 2001, an action was filed against us in the Regional Court of Nuremberg, Germany alleging unauthorized use of the trademarks "First Defense" and "First Defense Aerosol Pepper Projector." The case is currently pending, and while we are contesting the allegations vigorously, we are



ARMOR HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

unable to predict the outcome of this matter. Although we do not have any insurance coverage for this matter, at this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

On or about March 22, 2002, O'Gara-Hess & Eisenhardt Armoring Company (OHEAC), one of our subsidiaries, received a civil subpoena from the Department of Defense (DOD) requesting documents and information concerning various quality control documentation regarding parts delivered by its subcontractors and vendors in support of the High Mobility Multipurpose Wheeled Vehicles (HMMWV) armored at its Fairfield, Ohio facility for the period October 1, 1999 through May 1, 2001. OHEAC has complied fully with the subpoena. In early 2003, OHEAC was advised that the Department of Justice (DOJ) was also investigating separate claims against OHEAC filed by individuals that involve the same time frame and issues covered by the DOD subpoena. OHEAC is responding to the government's questions and expects to meet with the DOJ to discuss the current status of the investigation and explore closure. Given the stage of these investigations, it is not possible to predict the outcome of this matter. To the extent that there may be any liability, we believe that we are entitled to indemnification from Kroll, Inc. under the terms of our purchase agreement dated April 20, 2001, despite the denial by Kroll, Inc. of any such liability, because the events occurred prior to our purchase of the O'Gara Companies from Kroll, Inc. At this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

In June 2002, O'Gara Hess & Eisenhardt France S.A. (OHE France) received a tax reassessment from the French tax authorities for the tax years ended on March 31, 1999, 2000 and 2001 totaling approximately (Euro) 720,940 (Euro) (US$755,761 based on the exchange rate as of December 31, 2002). OHE France has appealed the tax assessment and the case is pending. To the extent that there may be any liability, we believe that we are entitled to indemnification from Kroll, Inc. under the terms of our purchase agreement dated April 20, 2001, despite the denial by Kroll, Inc. of any such liability, because the events occurred prior to our purchase of the O'Gara Companies from Kroll, Inc. At this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

On October 18, 2002 we were notified by the Internal Revenue Service that our tax return for the tax year ended December 31, 2000 had been selected for examination. Further, on January 30, 2003 we were notified that our tax return for the tax year ended December 31, 2001 had been selected for examination. The examinations are currently pending, and at this time we are unable to predict the outcome of these matters.

In October 2002, we were sued in the United States District Court for the District of Wyoming. The plaintiffs in that lawsuit asserted various state law tort claims and federal environmental law claims under the Resource Conservation and Recovery Act and the Clean Air Act stemming from DTC's Casper, Wyoming tear gas plant. The plaintiffs have not yet quantified their alleged damages. The plaintiffs have filed their suit as a potential class action, but have not yet sought judicial certification of the class. The alleged actions took place over time periods during which we were covered by different insurance policies. We have notified our insurance carriers of the suit. Our prior insurance carrier has agreed, under a full reservation of rights, including with respect to any liability which relates to the time its policy was in effect, to provide a defense and to address the question of liability indemnification in the future. Our current insurance carrier has declined defense and indemnification coverage. While we do not carry specific environment insurance coverage, we have reserved the right to challenge our insurance carrier's determination. The case is currently pending, and while we are contesting the allegations vigorously, we are unable to predict the outcome of this matter. At this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

In addition to the above, in the normal course of business, we are subjected to various types of claims and currently have on-going litigations in the areas of products liability and general liability. Our products are used in a wide variety of law enforcement situations and environments. Some of our products can cause serious personal or property injury or death if not carefully and properly used by adequately trained personnel. We believe that we have adequate insurance coverage for most claims that are incurred in the

normal course of business. In such cases, the effect on our financial statements is generally limited to the amount of our insurance deductible or self-insured retention. Our annual insurance premiums and self insurance retention amounts have risen significantly over the past several years and may continue to do so to the extent we are able to purchase insurance coverage. At this time, we do not believe any such claims or litigations will have a material impact on our financial position, operations and liquidity.

11. Other Income

On May 31, 2000, we sold our investment in JSGS which is Jardine Securicor Gurkha Services Limited for a pre-tax gain of approximately $1.7 million included in other income.

12. Information Concerning Business Segments and Geographical Sales

We are a leading manufacturer and provider of security products, vehicle armor systems, and security training services. Our products and services are used by military, law enforcement, security and corrections personnel throughout the world, as well as governmental agencies, multinational corporations and non-governmental organizations. Our continuing operations are organized and operated under two business segments: Armor Holdings Products and Armor Mobile Security. Our Services division has been classified as discontinued operations and is no longer included in this presentation (See Note 2).

Armor Holdings Products. Our Armor Holdings Products division manufactures and sells a broad range of high quality equipment marketed under brand names that are well known and respected in the military and law enforcement communities. Products manufactured by this division include concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, emergency lighting products, forensic products firearms accessories and weapon maintenance products. USDS, Inc., a small subsidiary providing certain training services formerly reported as a part of the Services division, is not included in the amounts classified as assets held for sale or discontinued operations and has been reclassified to our Armor Holdings Products division where management oversight currently resides.

Armor Mobile Security. Our Armor Mobile Security division manufactures and installs ballistic and blast protection armoring systems for military vehicles, commercial vehicles, military aircraft and missile components. Under the brand name O'Gara-Hess & Eisenhardt ("O'Gara"), we are the sole-source provider to the U.S. military for the supply of armoring and blast protection systems as well as maintenance services for the High Mobility Multi-purpose Wheeled Vehicle (HMMWV, commonly known as the Humvee). Additionally, we have been subcontracted to develop a ballistically armored and sealed truck cab for the High Mobility Artillery Rocket System (HIMARS) currently in development for the U.S. Army. We armor a variety of commercial vehicles including limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles, to protect against varying degrees of ballistic and blast threats. The Armor Mobile Security division was created in connection with our acquisition of O'Gara on August 22, 2001 (the "O'Gara acquisition").

We have invested substantial resources outside of the United States and plan to continue to do so in the future. The Armor Mobile Security division has invested substantial resources in Europe and South America. These operations are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, potential difficulties in staffing and managing local operations, currency risks, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, and local economic, political and social conditions. Governments of many developing countries have exercised and continue to exercise substantial influence over many aspects of the private sector. Government actions in the future could have a significant adverse effect on economic conditions in a developing country or may otherwise have a material adverse effect on us and our operating companies. We do not have political risk insurance in the countries in which we currently conduct business. Moreover, applicable agreements relating to our interests in our operating companies



ARMOR HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

are frequently governed by foreign law. As a result, in the event of a dispute, it may be difficult for us to enforce our rights. Accordingly, we may have little or no recourse upon the occurrence of any of these developments.

Revenues, operating income and total assets for each of our continuing segments are as follows:

	2002	2001	2000
		(In Thousands)	
Revenues:			
Products	$179,946	$149,868	$139,904
Mobile Security	125,171	47,232	—
Total revenues	$305,117	$197,100	$139,904
Income (loss) from operations:			
Products	$ 30,978	$ 26,845	$ 27,803
Mobile Security	14,375	6,673	—
Corporate	(6,988)	(6,845)	(7,934)
Total income from operations	$ 38,365	$ 26,673	$ 19,869
Total assets:			
Products	$179,367	$147,313	$129,432
Mobile Security	105,446	102,127	—
Corporate	23,830	49,950	9,596
Total assets	$308,643	$299,390	$139,028

The following financial information with respect to revenues, operating income from continuing operations (geographic operating income from continuing operations before amortization expense and integration and other non-recurring charges) and total assets to principal geographic areas are as follows:

	2002	2001	2000
		(In Thousands)	
Revenues:			
North America	$225,365	$144,981	$117,199
South America	19,879	6,449	3,434
Africa	1,219	582	167
Europe/Asia	58,654	45,088	16,078
Other	—	—	3,026
	$305,117	$197,100	$139,904
Geographic operating income:			
North America	$ 34,032	$ 23,290	$ 19,376
South America	1,702	473	982
Africa	428	192	57
Europe/Asia	8,374	8,156	3,019
Other	—	—	727
	$ 44,536	$ 32,111	$ 24,161
Total assets:			
North America	$264,767	$268,019	$132,744
South America	5,456	5,811	—
Africa	—	—	—
Europe/Asia	38,420	25,560	6,284
	$308,643	$299,390	$139,028

A reconciliation of consolidated geographic operating income from continuing operations to consolidated operating income from continuing operations follows:

	2002	2001	2000
		(In Thousands)	
Consolidated geographic operating income:	$44,536	$32,111	$24,161
Amortization	(245)	(2,142)	(1,704)
Integration and other non-recurring charges	(5,926)	(3,296)	(2,588)
Operating income	$38,365	$26,673	$19,869

13. Income Taxes

Income tax expense (benefit) from continuing operations for the years ended December 31, 2002, 2001, and 2000 consisted of the following:

	2002	2001	2000
		(In Thousands)	
Current			
Domestic	$13,306	$7,017	$6,239
Foreign	2,389	1,563	232
Total current	$15,695	$8,580	$6,471
Deferred			
Domestic	$ (25)	$ (319)	$ 769
Foreign	384	(54)	0
Total deferred	$ 359	$ (373)	$ 769
Total provision for Income Taxes	$16,054	$8,207	$7,240

Significant components of our net deferred tax asset related to continuing operations as of December 31, 2002 and 2001 are as follows:

	2002	2001
	(In Thousands)	
Deferred tax assets:		
Reserves not currently deductible	$2,697	$1,910
Operating loss carryforwards	1,769	666
Accrued expenses	220	0
Foreign tax credits	2,939	0
Research and development and other credits	206	222
Tax on unremitted foreign earnings	1,255	1,619
	9,086	4,417
Deferred tax asset valuation allowance	(75)	(75)
Deferred tax asset, net of valuation allowance	$9,011	$4,342
Deferred tax liability:		
Goodwill not amortized for financial statement purposes under SFAS 142	(954)	(239)
Property and equipment	(475)	(318)
Net deferred tax asset	$7,582	$3,785

Effective with the change in control of the Company by Kanders Florida Holdings, Inc. on January 18, 1996, the utilization of the United States portion of the NOL became restricted to approximately $300,000 per year. As of December 31, 2002, we had U.S. and foreign NOLs of



ARMOR HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

approximately $4.6 million. The U.S. portion of the net NOLs expire in varying amounts in fiscal years 2006 to 2019. At December 31, 2002, we also have tax credits of $206,000 subject to certain limitations due to the acquisition of Safariland, LTD. The Company also has approximately $2.9 million in foreign tax credits expiring in 2006. Certain deferred tax assets including net operating losses and tax credits could become limited if there is a change of control as defined in IRC Section 382.

The realization of deferred tax assets may be based on the utilization of carrybacks to prior taxable periods, the anticipation of future taxable income and the utilization of tax planning strategies. Management has determined that it is more likely than not that certain deferred tax assets can be supported by carrybacks to federal taxable income in the federal carryback period and by expected future taxable income.

US taxes have not been provided for on unremitted foreign earnings of approximately $3 million from continuing operations. These earnings are considered to be permanently reinvested in non-US operations. We are not permanently reinvested in some jurisdictions and have established a deferred tax asset of $1,255,000.

Net deferred tax assets described above have been included in the accompanying consolidated balance sheets as follows:

	2002	2001
Other current assets	$2,697	$1,910
Other assets	4,885	1,875
Total deferred tax assets	$7,582	$3,785

The following reconciles the income tax expense computed at the Federal statutory income tax rate to the provision for income taxes recorded in the income statement for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Provision for income taxes at statutory federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of Federal benefit	3.8%	3.2%	1.4%
Foreign income taxes	.7%	(.1%)	—
Valuation allowances from discontinued operations	3.8%	—	—
Other permanent items	(.4%)	(2.2%)	3.6%
	42.9%	35.9%	40.0%

14. Stockholders' Equity

Preferred stock. On July 16, 1996, our shareholders authorized a series of preferred stock with such rights, privileges and preferences as the Board of Directors shall from time to time determine. We have not issued any of this preferred stock.

Stock options and grants. In 1994, We implemented an incentive stock plan and an outside directors' stock plan. These plans collectively provide for the granting of options to certain key employees as well as providing for the grant of common stock to outside directors and to all full time employees. Pursuant to such plans, 1,050,000 shares of common stock were reserved and made available for distribution. The option prices of stock which may be purchased under the incentive stock plan are not less than the fair market value of common stock on the dates of the grants. Effective January 19, 1996, all stock grants awarded under the 1994 incentive stock plan were accelerated and considered fully vested.

In 1996, we implemented an incentive stock plan and an outside directors' stock plan. These plans collectively provide for the granting of options to certain key employees and directors. Pursuant to such plans, as amended, 2,200,000 shares of common stock were reserved and made available for distribution. The option prices of stock which may be purchased under the incentive stock plan are not less than the fair market value of common stock on the dates of the grants.

During 1998, we implemented a new non-qualified stock option plan. Pursuant to the new plan, 725,000 shares of common stock were reserved and made available for distribution. On January 1, 1999, we distributed all 725,000 shares allocated under the plan. In 1999, we implemented the 1999 Stock Incentive Plan (the "1999 Plan"). We reserved 2,000,000 shares of its Common Stock for the 1999 Plan. The 1999 Plan provides for the granting of options to employees, officers, directors, consultants, independent contractors and advisors of the Company. The option prices of stock which may be purchased under the 1999 Plan are not less than the fair market value of common stock on the dates of the grants.

During 2002, we implemented two new stock option plans. The 2002 Stock Incentive Plan, authorizes the issuance of up to 2,700,000 shares of our common stock upon the exercise of stock options or in connection with the issuance of restricted stock and stock bonuses. The 2002 Stock Incentive Plan authorizes the granting of stock options, restricted stock and stock bonuses to employees, officers, directors and consultants, independent contractors and advisors of Armor Holdings and its subsidiaries. The 2002 Executive Stock Plan provides for the grant of a total of 470,000 stock options and stock awards to our key employees. The terms and provisions of the 2002 Executive Stock Plan are substantially the same as the 2002 Stock Incentive Plan, except that we may only grant non-qualified stock options under the 2002 Executive Stock Plan. The 2002 Executive Stock Plan was adopted on March 13, 2002 and all shares available for grant under the 2002 Executive Stock Plan were granted to our executive officers on March 13, 2002.

On December 18, 2002, we sold a put option on 500,000 shares to an institutional counterparty with an exercise price of $13.99 per share and an expiration date of March 31, 2002 for $525,000. We have a maximum potential obligation under the put options to purchase 500,000 shares of our common stock at an exercise price of $13.99 for an aggregate of $7.0 million. Although certain other events can trigger exercise these put options are generally excercisable only at maturity on March 31, 2002. We have the right to settle the put options by cash settlement, physical settlement of the options or by net share settlement using shares our common stock. In accordance with EITF Issue No. 00-19, we have recorded the sale of the put options in equity and as such, changes in fair value of the options have not been recognized in the financial statements. We may, from time to time, enter into additional put and call option arrangements.

Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Expected life of option	4 yrs	4 yrs	4 yrs
Dividend yield	0%	0%	0%
Volatility	52.2%	44.7%	30.9%
Risk free interest rate	3.94%	4.52%	5.76%

The increase in volatility in from fiscal 2000 to fiscal 2002 is primarily due to the increase demand for the stock, which drove up the price and increased the volatility.

The weighted average fair value of options granted during 2002, 2001 and 2000 are as follows:

	2002	2001	2000
	(In Thousands, Except Per Share Data)		
Fair value of each option granted	$ 10.08	$ 6.17	$4.79
Total number of options granted	1,895	892	185
Total fair value of all options granted	$19,098	$5,501	$ 886

Outstanding options, consisting of ten-year incentive and non-qualified stock options, vest and become exercisable over a three-year period from the date of grant. The outstanding options expire ten years from the date of grant or upon retirement from the Company, and are contingent upon continued employment during the applicable ten-year period.



ARMOR HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

A summary of the status of stock option grants as of December 31, 2002 and changes during the years ending on those dates is presented below:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 1999	3,545,258	$ 9.21
Granted	185,000	$14.37
Exercised	(333,075)	$ 4.57
Forfeited	(102,344)	$10.98
Outstanding at December 31, 2000	3,294,839	$ 9.91
Granted	892,159	$15.24
Exercised	(1,173,227)	$ 9.37
Forfeited	(29,737)	$15.51
Outstanding at December 31, 2001	2,984,034	$11.60
Granted	1,894,660	$22.96
Exercised	(507,868)	$ 8.41
Forfeited	(86,168)	$16.75
Outstanding at December 31, 2002	4,284,658	$ 7.81
Options exercisable at December 31, 2002	2,099,307	$ 6.42

The following table summarizes information about stock options outstanding at December 31, 2002:

Exercise Price Range	12/31/2002 Options Outstanding	Options Exercisable	Remaining Life in Years
0.97 - 3.75	93,357	93,357	3.0
7.50 - 9.94	255,292	255,292	5.0
10.00 - 10.63	141,671	138,337	5.2
11.00 - 11.63	762,844	759,510	5.8
12.00 - 12.03	65,002	58,334	5.2
13.19 - 14.00	309,668	223,668	7.3
14.17 - 14.70	444,492	187,322	8.7
15.05 - 15.90	347,994	94,331	8.8
16.31 - 16.50	62,667	9,000	8.0
17.00 - 17.54	105,170	30,156	8.3
21.75 - 21.75	125,000	—	9.1
23.09 - 23.93	689,501	225,000	9.2
24.07 - 25.80	882,000	25,000	9.5
Total	4,284,658	2,099,307	

Remaining non-exercisable options as of December 31, 2002 become exercisable as follows:

2003	775,961
2004	991,358
2005	168,032
2006	250,000

Earnings per share. The following details the earnings per share computations on a basic and diluted basis for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
		(In Thousands, Except Per Share Data)	
Numerator for basic and diluted earnings per share:			
Net (loss) income available to common shareholders	$(17,689)	$10,128	$17,048
Denominator:			
Basic earnings per share weighted average shares outstanding	30,341	23,932	22,630
Effect of dilutive securities:			
Effect of shares issuable under stock option and stock grant plans, based on the treasury stock method	616	836	726
Diluted earnings per share			
Adjusted weighted-average shares outstanding	30,957	24,768	23,356
Basic earnings per share	$ (0.58)	$ 0.42	$ 0.75
Diluted earnings per share	$ (0.57)	$ 0.41	$ 0.73

15. Supplemental Cash Flow Information:

	2002	2001	2000
		(in Thousands)	
Cash paid during the year for:			
Interest	$ 527	$3,878	$1,762
Income taxes	$5,753	$4,656	$7,240

	2002	2001	2000
		(in Thousands)	
Acquisitions of businesses, net of cash acquired:			
Fair value of assets acquired	$ 16,134	$ 57,932	$ 4,807
Goodwill	8,478	37,578	12,336
Liabilities assumed	(15,794)	(36,541)	(2,923)
Stock issued	—	(19,604)	—
Total cash paid	$ 8,818	$ 39,365	14,220
Debt assumed in acquisition of property	—	—	$ 3,500

16. Quarterly Results (unaudited)

The following table presents summarized unaudited quarterly results of operations for the Company for fiscal 2002 and 2001. We believe all necessary adjustments have been included in the amounts stated below to present fairly the following selected information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. Future quarterly operating results may fluctuate depending on a number of factors. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or any other quarter.



ARMOR HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—*(continued)*

	Fiscal 2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)			
Revenue	$69,604	$71,605	$ 80,557	$ 83,351
Gross profit	$21,974	$22,701	$ 24,610	$ 25,087
Net income	$ 5,960	$ 4,075	$(14,707)	$(13,017)
Basic earnings per share	$ 0.19	$ 0.13	$ (0.50)	$ (0.44)
Diluted earnings per share	$ 0.19	$ 0.13	$ (0.49)	$ (0.44)

	Fiscal 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)			
Revenue	$30,168	$38,100	$48,664	$80,168
Gross profit	$12,190	$15,865	$17,227	$25,488
Net income	$(3,396)	$ 4,298	$ 3,823	$ 5,403
Basic earnings per share	$ (0.15)	$ 0.19	$ 0.16	$ 0.21
Diluted earnings per share	$ (0.14)	$ 0.18	$ 0.16	$ 0.20

17. Employee Benefits Plan

In October 1997, we formed a 401(k) plan, (the "Plan") which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made contributions of approximately $395,500, $272,700 and $243,000 to the Plan in 2002, 2001 and 2000 respectively.

18. Related Party Transactions

In fiscal 2000 we subcontracted for certain security guard services with Alpha, Inc., wholly owned by a shareholder of the Company, who is also a director of Gorandel Trading Limited. In fiscal 2000, security guard service fees of approximately $2,444,000 were paid to Alpha. In August of 2000, we acquired Alpha. The purchase price was approximately $1.0 million in cash consisting of both a current and deferred portion. In fiscal 2002 and 2001 we paid $100,000 and $400,000 of the deferred portion of the purchase price respectively.

Effective as of January 1, 2002, Kanders & Company, Inc. ("Kanders & Co."), a corporation controlled by Warren B. Kanders, the Chairman of our Board, entered into an agreement with us to provide certain investment banking, financial advisory and related services for a five year term that will expire December 31, 2006. Kanders & Co. will receive a mutually agreed upon fee on a transaction by transaction basis during the term of this agreement. The aggregate fees under this agreement will not exceed $1,575,000 during any calendar year. We also agreed to reimburse Kanders & Co. for reasonable out-of-pocket expenses including Kanders & Co.'s expenses for office space, an executive assistant, furniture and equipment, travel and entertainment, reasonable fees and disbursements of counsel, and consultants retained by Kanders & Co. During the fiscal year ended December 31, 2002, we paid Kanders & Co. $525,000 for investment banking services. We also reimbursed Kanders & Co. for out-of-pocket expenses in the aggregate amount of $302,000 during the fiscal year ended December 31, 2002. We also granted Kanders & Co. (i) options to purchase 35,000 shares of our common stock at an exercise price per share equal to $23.93, and (ii) a restricted stock grant of 10,447 shares of common stock valued at $15.04 per share (iii) a restricted stock grant of 100,000 shares of common stock valued at $15.04 per share. These grants were made during fiscal 2002 in consideration for consulting services provided by Kanders & Co. in connection with certain transactions during fiscal 2001.

During the fiscal year ended December 31, 2002 we paid our Director Nicholas Sokolow's law firm Sokolow, Dunaud, Mercadier & Carreras $28,000 for legal services in connection with various acquisitions.

19. Operating Leases

We are party to certain real estate, equipment and vehicle leases. Several leases include options for renewal and escalation clauses. In most cases, management expects that in the normal course of business leases will be renewed or replaced by other leases. Approximate total future minimum annual lease payments under all noncancelable leases of continuing operations are as follows:

Year	(In Thousands)
2003	$1,141
2004	840
2005	365
2006	66
2007	51
Thereafter	—
	$2,463

We incurred rent expense of approximately $1,200,000, $765,000 and $394,000 during the years ended December 31, 2002, December 31, 2001 and December 31, 2000.

2002 FINANCIALS





CORPORATE DIRECTORY

BOARD OF DIRECTORS

Warren B. Kanders
Chairman of the Board
Chief Executive Officer
Director since January 1996

Burtt R. Ehrlich
Financial Consultant; Greenwich, Connecticut
Director since January 1996

Nicholas Sokolow
Senior Partner, Sokolow, Dunaud,
Mercadier & Carreras; Paris, France
Director since January 1996

Thomas W. Strauss
Financial Consultant; New York, New York
Director since May 1996

Alair A. Townsend
Publisher, Crain's New York Business; New York, New York
Director since December 1996

Deborah A. Zoullas
Director since June 2002

Corporate Officers

Warren B. Kanders
Chairman of the Board,
Chief Executive Officer

Robert R. Schiller
Chief Operating Officer, Executive Vice President,
Chief Financial Officer & Secretary

Stephen E. Croskrey
President & Chief Executive Officer
Armor Holdings Products Division

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS

Armor Holdings, Inc.
1400 Marsh Landing Parkway, Suite 112
Jacksonville, Florida 32250
904-741-5400 Telephone
904-741-5403 Facsimile
http://www.armorholdings.com

Investor Relations Information

Stockholders may obtain up to the minute
stock quotes at http://www.armorholdings.com
Additional stockholder information including histories, charts,
news releases and more are available in our investor relations
website http://www.armorholdings.com/invrel/main.htm

Stock Listing

Armor Holdings Common Stock is listed on
the New York Stock Exchange. Symbol, AH.



Annual Meeting

The Armor Holdings Annual Meeting will be held on June 24, 2003 at 10:00 am at the Metropolitan Club, New York, New York. Detailed information about the meeting will be contained in the Notice of Annual Meeting and Proxy Statement to be sent to each stockholder of record as of April 28, 2003.

Form 10-K

Stockholders may obtain, without charge, a copy of the Armor Holdings 2002 Annual Report on Form 10-K. Written requests should be addressed to Investor Relations at the Company's Headquarters address.

Transfer Agent & Registrar

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
718-921-8200 Telephone
718-921-8335 Facsimile

Independent Accountants

PricewaterhouseCoopers, LLP; Jacksonville, Florida

Legal Counsel

Kane Kessler, P.C.; New York, New York



ARMOR HOLDINGS, INC.

1400 Marsh Landing Parkway, Suite 112
Jacksonville, Florida 32250
Tel: 904-741-5400
Fax: 904-741-5403
www.armorholdings.com

